Exhibit 99.2

A TECHNICAL REVIEW

ON THE YAULIYACU LEAD/ZINC MINE,

JUNIN PROVINCE, PERU

FOR

SILVER WHEATON CORP.

prepared by:

Velasquez Spring, P.Eng.

Senior Geologist

and

Ross MacFarlane, P.Eng.

Senior Associate Metallurgical Engineer

April 10, 2006	Watts, Griffis and McOuat Limited
Toronto, Canada	Consulting Geologists and Engineers

Watts, Griffis and McOuat

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Watts, Griffis and McOuat

TABLE OF CONTENTS

(continued)

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Watts, Griffis and McOuat

TABLE OF CONTENTS

(continued)

Page
LIST OF TABLES

1. Mining Concessions	13
2. Historic production at Yauliyacu after Centromin (1997 to 2005)	23
3. Stratigraphic column	27
4. Historical Mineral Resource (1999-2005)	36
5. Production 2004 and 2005	47
6. Yauliyacu historical annual production	51
7. Yauliyacu concentrator operating results	57
8. Estimated Yauliyacu capital cost requirements 2006 to 2010 (US$million)	62
9. Yauliyacu operating cost history (per tonne milled, 1999 to 2003)	63
10. Dilution by mining method	68
11. Operation cost, mining method	70
12. Mineral Reserves	72
13. Sensitivity of pre-tax net cash flow to changes in metal prices and operating and capital costs	77
14. Project cash operating profit to Yauliyacu with silver sold forward to Silver Wheaton	78

LIST OF FIGURES

1. Location map	14
2. Concession map	15
3. Regional geology	25
4. Property geology	28
5. Vertical longitudinal section along Vein m and the Graton Tunnel	29
6. Paragenesis of Mineralization at Casapalca	34
7. Master plan, Years 2005 to 2014	37
8. Vein C Mineral Reserve and Mineral Resource blocks	38
9. Diamond drill core, DDH 1206-16 and DDH 1706-12	40
10. Yauliyacu concentrator flowsheet	56
11. Yauliyacu safety statistics	61
12. Pre-tax sensitivity analysis	80

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 Watts, Griffis and McOuat

1.  SUMMARY

Introduction

Silver Wheaton Corp. ("SLW") retained Watts, Griffis and McOuat Limited ("WGM") to conduct a due diligence technical review and audit of the Mineral Resources/Reserves of the Yauliyacu Lead/Zinc Mine, Lima Department, Peru, and to prepare a National Instrument 43-101 ("NI 43-101") compliant report.  The mine is a low-cost operation located in central Peru, owned by Empresa Minera Los Quenuales S.A., an indirect subsidiary of Glencore International AG (together referred to as "Quenuales").  The purpose of the WGM independent review and NI 43-101 report is to support the purchase by SLW of a portion of the silver production from the mine.

SLW has agreed to purchase 4.75 million ounces of silver per year, for a period of 20 years, from Glencore International AG and has made an upfront payment of US$285 million and will make a payment of US$3.90 per ounce of silver.  Yauliyacu has been in continuous operation for more than 100 years and is expected to produce an average of 6 million ounces of silver per year during the term of the contract.

G. Ross MacFarlane, Senior Associate Metallurgical Engineer; and Velasquez Spring, Senior Geologist of WGM visited the mining operations and Quenuales's head office in Lima during February 6 to 8, 2006.  Discussions were held with engineers and geologists at the mine and mill at the head office.

WGM checked the information provided, reviewed its adequacy and completeness, and carried out an audit of the Mineral Reserve/Resource estimate by Quenuales of the mine, as of December 31, 2005.

Mineral Resources and Reserves

Quenuales estimates the Mineral Reserves by Operative Factors (with respect to tonnage and grade) and by Economic Factors (also with respect to tonnage and grade).  Operative Factors include dilution, recovery with respect to the mining method and a mine call factor.

 Watts, Griffis and McOuat

As of December 31, 2005, the Proven and Probable Mineral Reserves at the Yauliyacu Mine were 2.476 million tonnes at 2.74% Zn, 1.40% Pb, 0.28% Cu and 162 g Ag/t.  The Mineral Reserves, which are reported in addition to Mineral Resources, were estimated by the Quenuales Mine staff according to the standards and definitions incorporated in the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the "JORC Code") and were audited by WGM in accordance with the requirements of NI 43-101 and restated to comply with the Canadian Institute of Mining Metallurgy and Petroleum ("CIM") standards.

Mineral Inventory

	Tonnes (000s)	Zn (%)	Pb (%)	Cu (%)	Ag (g/t)
Mineral Reserves
Proven	1,208	2.75	1.31	0.26	124
Probable	1,268	2.74	1.48	0.29	198
Total	2,476	2.74	1.40	0.28	162

Mineral Resources
Measured	2,107	4.45	2.28	0.47	265
Indicated	3,012	4.46	2.47	0.54	353
Total	5,119	4.46	2.39	0.51	317

Inferred Resources	6,886	3.83	2.07	0.47	293

Mineral Resources are not known with the same degree of certainty as Proven and Probable Mineral Reserves and do not have demonstrated economic viability.

The Qualified Person responsible for the audit and restatement of the Yauliyacu Mineral Reserve and Resource estimates was Velasquez Spring, P.Eng., Senior Geologist.

Official figures for the silver grades at Yauliyacu are reported in ounces per metric tonne.  For clarity WGM has converted them to g/t using a conversion factor of 31.104 g per troy ounce.

General Description

The Yauliyacu mine is accessible by a paved road in approximately 2½ hours east from Lima, and is located at latitude 11°30S and longitude 70°10'W at an elevation of 4,250 m above sea level ("m asl").

 Watts, Griffis and McOuat

The Yauliyacu Mine is a well developed mine with 23 levels and the complete infrastructure typical of an operating mine.  There are four principal levels with the mine offices, concentrator, the main horizontal access and ore extraction located at the 4,120 m elevation.  The tailings are pumped 5.5 km from the mill to the Chinchan tailings pond area at 4,465 m asl.

The Graton Tunnel, built by the Cerro de Pasco Corp mining company was originally designed to supply water to Lima extends from the Rimac river at 3,240 m asl for 11.5 km under the Yauliyacu Mine and now provides for the drainage and ventilation of the mine.

Mining in the Casapalca district dates back to the early Spanish colonial period with modern style mining beginning at the end of the last century.  In 1921, Cerro de Pasco Corp. acquired the Casapalca mine area and in 1974 Centromin Peru gained ownership.  In the purchase agreement of 1997, the Casapalca mining district was split into two mining areas, the Yauliyacu mine and on the eastern side the Casapalca Mine, although both mines are connected underground, the Casapalca operates from its own development audits, etc.  In 1998, a extensive improvement action plan was introduced by Quenuales and production at Yauliyacu was increased to 90,000 t per month.

Geology

The property geology is underlain by a series of Tertiary aged bedded rocks consisting principally of sandstone, calcareous shales, limestones, breccias, tuffs and lavas that are exposed in a series of anticlines and synclines that are part of the Casapalca Anticlinorium.  The principal structure on the property strikes N20°W.

The mineralization occurs in hydrothermal polymetallic veins and as disseminated orebodies.  The veins are known 5 km along strike on surface and have been developed 4 km underground, typically 0.3 to 1.2 m wide with a known vertical range of over 2 km.  The major vein structures dip 60° to 80°NW.

The ore forming minerals are mainly sphalerite, galena, tetrahedrite, tennantite and chalcopyrite and the typical gangue minerals pyrite, quartz, calcite, rhodocrosite, dolomite, sericite and manganiferous calcite occurring as fracture infillings.  A mineralogical study of the vein mineralization indicated a cross cutting relationship of four different stages of fluid movement and precipitation with the initial mineralization temperatures at 370°C, terminating at about 200°C.

 Watts, Griffis and McOuat

The main mineralized veins within the Casapalca District are referred to as the principal veins (the "L", "M", "N" and "N3" veins) are located in the central part, and are those being exploited at depth.  The L and m veins have the same strike, N20E and dip moderately west.  The N and N3 veins strike east-west and dip steeply north.  Offshoots and splays from the main vein structures forming cuerpos are a common feature.  Strong hydrothermal alteration is typical of the veins in the form of silicification, pyritization and sericitization occurring near the veins with propylitic alteration extending further away.

The "Cuerpos" (disseminated type of mineralization), discovered in the late 1980s, occur as three different types:

1.

Stockwork and disseminated mineralization in the hanging and footwalls of the large veins (only the large veins previously worked by Centromin).

2.

Stockwork and disseminated mineralization in sigmoidal shaped structures occurring at strong bends of the vein.

3.

Stratiform replacement of limestone clasts and the matrix in conglomerates and coarse grained sandstones

Exploration

Exploration is carried out by diamond drilling along with the associated underground development work necessary to access drill stations.

Since 1997, the underground exploration has replaced the ore that was mined and maintained an historical, average, yearly mineral resource of 14 million tonnes.

Data Verification

Considerable data verification studies have been carried out by Quenuales to determine why the silver grades, as reported in the past estimated mineral reserves were not obtained in the mill production with the differences caused by over estimation and/or dilution or losses during mining.

 Watts, Griffis and McOuat

Based on the various data verification studies carried out, Quenuales concluded:

•

the resampling programs and the applied corrections give a higher confidence level for the old Centromin data;

•

the ratio between the mined lower grade cuerpos and high grade veins is very important and needs to be adjusted to control Ag production;

•

various improvements in the mining and geology departments have minimized the dilution in the veins; and

•

results of the muck and chute samples indicate that dilution is already included in these samples.

Mine and Mill Operations

The underground mining is carried out both above and below the milling facility elevation with the ore transported to surface in a rail haulage system. Mine production above the rail haulage is handled through an ore pass system with production below the rail haulage level hoisted in an internal shaft. The underground mining operation employs mechanized mining methods using trackless equipment wherever possible with some of the equipment specially adapted for operation in narrow veins. An electric rail haulage system is used on the main 4510 haulage level to bring ore to the surface as well as transportation of materials and personnel.

Production in the 1950s was at 290,000 tpy compared to the present 1.26 million tpy.  Since Quenuales took over in 1997, the mine production has been more than doubled, however, the grade of the two primarily metals has been decreasing compared to the 1950 to 1960 period.

Since 1997, the production at Yauliyacu has been progressively decreasing to a higher percentage of vein mining with the higher associated costs. In 1997, production was approximately 70% from orebodies and 30% from narrow vein mining and by 2005, the production from orebodies had decreased to 32%.

The modern mill facility has a conventional flowsheet employing differential flotation that currently produces two concentrates. The flowsheet employs two stage fine crushing with the fine crushed ore stored in four ore storage bins. Primary grinding is carried out in two stage ball milling in closed circuit with hydro cyclones. Both the bulk copper-zinc flotation and the zinc circuits have regrind ball mills with three stages of flotation employed in each circuit.

 Watts, Griffis and McOuat

During 2005, the mill had a zinc recovery of 86.4% to the zinc concentrate and 84.9% lead recovery and 69.6% copper recovery to a bulk concentrate. Silver recovery in the bulk concentrate was 78.7% while 7.1% was recovered in the zinc concentrate.

The current tailings operation is a significant part of the operation due to the location of the tailings dam and the need to pump the tailings 5 km up a steep valley and to an increased elevation of 460 m.

The operating workforce currently totals 1,300 made up of 900 contractors and 400 employees who are engaged primarily in management and administration of the mine. The safety record has shown an improving trend. Although the safety record is better than the national average, it is considerably lower than developed world standards. To help elevate the safety awareness, a safety program developed in South Africa, has been adopted.

The Yauliyacu Mine operation has no issues with compliance with the water quality Environmental Regulations nor any issues with noise or the air quality associated with the mine.

Capital and Operating Costs

Capital requirements to improve and sustain the Yauliyacu operation have been identified and scheduled in the current life of mine plan. The major portion of the capital budget estimate is required for the exploration drilling and the associated mine development to access drilling stations. The balance of the capital required is to sustain and replace the mine and mill equipment. The current capital requirements for the next 5 years used in the WGM forward looking study show an average of US$12.2 million per year.

The operating costs at Yauliyacu since completion of the expansion has been increasing due to the increasing cost of fuel and power as well as increased mining costs because of a higher percentage of vein mining.

Quenuales has based the long term mine plan on the operating cost history at an average of US$21.70/tonne in projecting the 10 and 15 year mine plans. WGM believes that the ability to maintain this low cost structure will be difficult, due primarily to the decreasing mining widths and production below the mill elevation.  For these reasons, WGM has included in its operating cost estimates higher than Quenuales long term projections at an estimated average of US$24.29/ in the economic analysis.

 Watts, Griffis and McOuat

Forward Looking Study

WGM has prepared an Excel spreadsheet to develop a forward looking study ("FLS") on the Yauliyacu Mineral Reserves and Resources to predict if the mine could sustain the silver production purchase by Silver Wheaton. The spreadsheet is based on data supplied to WGM by Silver Wheaton, but most of the underlying data was originally compiled by Quenuales. The study uses some Inferred Resources which are outside of the CIM/NI 43-101 classifications and the reader is cautioned that the grade and tonnage figures used in this study are conceptual in nature and there is no certainty that a viable operation will be realized.

The Mineral Reserve/Resource figures in the FLS have been combined into uniform grades over the life of 20 year operation.  Although the total presently outlined Mineral Reserve/Resource figure, only accounts for half of the 20 year period, WGM is confident that additional Mineral Reserves will be found down to the level of the Graton Tunnel where the principle Vein C has been intersected, sampled and drilled.  Inaccessible Inferred Mineral Resources were not included.  All other Mineral Resource figures blocks have been factored for the mining method to be employed: dilution by mining method, cutoff grade, mine recovery, mine call factor, metallurgical recovery, and price of metals to determine the block value in US$.

WGM has examined the sensitivity of the Yauliyacu Project pre-tax net cash flow to changes in metal prices and capital and operating costs.  In the worst case scenario, with metal prices reduced by 20%, the project still shows a positive net cash flow of $35 million.  The NCF is most sensitive to changes in metal prices, followed by operating costs and then capital costs.

 Watts, Griffis and McOuat

Conclusions and Recommendations

Overall, WGM concludes that there are no fatal flaws in the Yauliyacu Mine operation.  WGM draws specific conclusions as follows:

•

Using reasonable economic assumptions, the future Yauliyacu operation will be financially viable and will be able to deliver the required 4.75 million ounces of silver per year required by the agreement and there is excellent potential based on the mine history and the known mineral potential that the reserve base will be continuously increased to fulfil at least 20 years of  production;

•

SLW has some protection because the scheduled annual silver production is projected to be 6.0 million oz of silver  versus the required 4.75 million oz;

•

Yauliyacu is a well managed operation that is taking all the necessary actions to ensure  safety and that the plant and equipment will be capable of achieving the production and costs presented in their life of mine plan;

•

A high priority to fully understanding the risk and safety factor required in the tailing dam design and operation and that any deficiencies be addressed on a priority basis;

•

There is a reasonable expectation that more cuerpos (wide zones in the vein) will be found than anticipated in the mine plan that will positively impact mineral  reserves as well as costs and productivities; and,

•

Quenuales has made significant progress in definition of mineral reserves (QA/QC) that can be more accurately reconciled with production which was a significant problem with the operation.

 Watts, Griffis and McOuat

Following review of the Yauliyacu operational data in conjunction with observations and discussions with the operating management during the site visit WGM makes the following recommendations:

•

The exploration program planned for the areas with excellent exploration potential below the existing mine workings and above the Graton Tunnel that is in progress should  be continue  to be aggressively pursued to allow the long term mine plan to be better defined on the basis of a higher proportion of mineral reserves;

•

The program to more accurately reconcile the mineral reserves to the mine production results should continue to be carried out to develop this important management tool for the operation;

•

That Quenuales initiate a tailings study that considers all options available to the mine including alternative sites, alternative technology (filtering and dry handling) as well as the ability of the current tailings operation to sustain a hundred year storm event. WGM understands that Yauliyacu mine management has initiated this review; and

•

The reader is cautioned that the reported mineral grades of the Mineral Resources are considerably different from the mineral grades of the Mineral Reserves. While mining dilution plays a large role in this difference Yauliyacu currently reconciles some of this difference by applying an additional Mine Call Factor ("MCF") to the mineral grades of the Mineral Resources during conversion to Mineral Reserves.  WGM believes that the need for a MCF is due primarily to additional dilution, mining loss and mine recovery, and that ongoing studies are required.  Nonetheless, the mine has been in successful operation for more than 100 years and WGM has applied the appropriate Mineral Resource conversion factors in its assessment of the resource risk.

 Watts, Griffis and McOuat

2.  INTRODUCTION AND TERMS OF REFERENCE

2.1

GENERAL

Silver Wheaton Corp. ("SLW") retained Watts, Griffis and McOuat Limited ("WGM") to conduct a due diligence technical review and audit of the Mineral Resources/Reserves of the Yauliyacu Lead/Zinc Mine, Junin Province, Lima Department, Peru, and to prepare a National Instrument 43-101 ("NI 43-101") compliant report. The Yauliyacu Mine, is a low-cost operation zinc/lead/silver mine located in central Peru, owned by Empresa Minera Los Quenuales S.A., an indirect subsidiary of Glencore International AG (together referred to as "Quenuales").  The purpose of the WGM independent review and NI 43-101 report is to support the purchase by SLW of a portion of the silver production from the Yauliyacu Mine.

SLW has agreed to purchase 4.75 million ounces of silver per year for a period of 20 years from Glencore International AG and has made an upfront payment of US$285 million and will make a payment of US$3.90 per ounce of silver delivered under the contract (subject to an inflationary adjustment after three years).  Yauliyacu has been in continuous operation for more than 100 years and is expected to produce an average of 6 million ounces of silver per year during the term of the contract.  In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to SLW in subsequent years will be increased to make up for the shortfall, so long as production allows.  SLW will also have the option to extend the 20 year term of the silver purchase agreement in five year increments, on substantially the same terms as the existing agreement, subject to an adjustment related to silver price expectations at the time and other factors.

G. Ross MacFarlane, Senior Associate Metallurgical Engineer; and Velasquez Spring, Senior Geologist of WGM visited the mining operations and Quenuales's head office in Lima during February 6 to 8, 2006.  Discussions were held with Quenuales engineers and geologists at the mine and mill as well as with senior personnel at the head office regarding the mining/milling operations, exploration and mineral resource/reserve estimation procedures.

 Watts, Griffis and McOuat

WGM checked the information provided during the visit to the mine and reviewed it for adequacy and completeness and carried out an audit of the Mineral Reserve/Resource estimate by Quenuales of the mine, as of December 31, 2005.

The geological and engineering work done by Quenuales is of high quality and follows accepted engineering practices.

The opinions and conclusions presented in this report are based on information received from Quenuales.  WGM received the full cooperation and assistance from Quenuales during the site visit and in preparation of this report.

Documents used in the preparation of this report are listed under "References".

Throughout this report, common measurements are in metric units.  Tonnages are shown as tonnes (1,000 kg), linear measurements are metres ("m") or kilometres ("km") and precious metal values as grams per tonne ("g Ag/t") or ounces per tonne ("oz Ag/t").  Grams are converted to ounces based upon 31.104 g/t.

All economic data is quoted in United States dollars ("US$").  When sole amounts required conversion into US$, the sole exchange rate used was 3.65 soles equivalent to US$1.00.

2.2

DISCLAIMERS

WGM did not independently review the status of the concession information of the Yauliyacu mine holdings but have presented the information as provided by Quenuales, however, WGM believes the information as presented truly represents the actual concessions of the Yauliyacu mine.

 Watts, Griffis and McOuat

3.  RELIANCE ON OTHER EXPERTS

WGM using the reports and documents as noted in the text, prepared this study. WGM conducted an audit and reviewed in detail the methods in the Mineral Reserve/Resource estimates prepared by Quenuales.  WGM did not carry out an independent Mineral Resource estimate.

 Watts, Griffis and McOuat

4.  PROPERTY DESCRIPTION AND LOCATION

4.1

LOCATION

The Yauliyacu mine is located at latitude 11°30s and longitude 70°10'W at an elevation of 4,250 m above sea level ("m asl") in the District of Chicla, Huarochiri Province in the Department of Lima (Figure 1).

4.2

PROPERTY DESCRIPTION

The mining concessions of the silver agreement consist of 21 surveyed concessions totalling 14,194.02 hectares as shown in Figure 2 and as listed in Table 1.  Note that the small concessions areas within the larger concessions block (totalling approximately 208.5 ha) are not included in the total 14,194.02 ha.  Quenuales holds other mining concessions in the area that are not included in the silver agreement between SLW and Quenuales.

TABLE 1
MINING CONCESSIONS

Concessions	Net (ha)
Casapalca 1	851.88
Casapalca 2	783.03
Casapalca 3	1,000.64
Casapalca 4	681.76
Casapalca 5	808.54
Casapalca 6	759.53
Casapalca 8	998.62
Casapalca 12	816.80
Casapalca 13	926.02
Casapalca 14	900.00
Casapalca 15	931.97
Casapalca 16	814.38
Casapalca 17	950.83
Casapalca 18	169.04
Casapalca 19	121.67
Centromin 18	799.74
Centromin 19	770.67
Casapalca 20	86.42
Milagros Alexandra 1	790.12
Los Balkanes 1-82	221.20
Los Balkanes 1-82A	11.16
Total Mining Concessions

 Watts, Griffis and McOuat

Figure1.     Location map

YAULIYACU
Antapaccha
LA OROYA
Smelter
Chinchan Tailings Impoundment
Morococha
Venturosa
Tablachaca Tailing Impoundment
Yauli
JUNIN
San Mateo
Rio Rimac
Pomacocha
San Cristobal
MATUCANA
Pacococha
Millotingo
Minas Cia. Santiago
Surco
Piñascocha
LIMA
Stgo. de Tuna
Pachancoto
Manon
12°
Lago Carhuacocha
0 2.5 12.5
Kilometres
Graphics by: Watts, Griffis and McOuat
76°
Legend:
Department boundary
Main Highway
(Lima to La Oroya)
Secondary road
Central railway
River
Town
Settlements
Mine
Tailings impoundment

COLUMBIA
ECUADOR
PERU
Pacific Ocean
BRAZIL
BOLIVIA
CHILE
Lima
Huancayo
Detailed Map Area
Tumbes
Piura
Loreto
Lambayeque
San Martin
Ucayali
Huanuco
Pasco
Junin
Lima
Cusco
Madre de Dios
Ica
Apurimac
Puno
Arequipa
Tacna
0 150 750
Kilometres
PERU
Pacific Ocean
North Atlantic Ocean
South Atlantic Ocean
Continental
South America

Figure 1.

SILVER WHEATON CORP.

Yauliyacu Mine

Lima Province, Peru

Location Map

Map After: Los Quenuales S.A. Yauliyacu

 Watts, Griffis and McOuat

Figure 2.     Concession map

360,000m.E.
370,000m.E.
8,720,000m.N.
8,710,000m.N.
8,700,000m.N.
CASAPALCA 2
CASAPALCA 1
CASAPALCA 20
CASAPALCA 4
CASAPALCA 3
CASAPALCA 5
CENTROMIN 18
CENTROMIN 19
MILAGROS
ALEXANDRA 1
6.9944 Ha
14.5007 Ha
CASAPALCA 6
29.5912 Ha
CASAPALCA 8
CASAPALCA 19
LOS BALKANES 1-82A
LOS BALKANES 1-82
CASAPALCA 12
CASAPALCA 13
CASAPALCA 14
CASAPALCA 15
35.9877 Ha
CASAPALCA 18
CASAPALCA 17
CASAPALCA 16
N
Scale 1 : 125,000
0 1 5
Kilometres
Legend:
Unidad Yauliyacu Concessions
Internal areas not granted to Yauliyacu
Graphics by: Watts, Griffis and McOuat
Figure 2.
SILVER WHEATON CORP.
Yauliyacu Mine
Lima Province, Peru
Concession Map
360,000m.E.

 Watts, Griffis and McOuat

4.3

GENERAL LEGAL ASPECTS OF MINING ACTIVITIES IN PERU

Mining activities in Peru are subject to the Uniform Text of Mining Law, approved June 4, 1992 (hereinafter the "Mining Law"), as well as its Regulations approved on September 8, 1992 and on January 15, 1994.

Pursuant to the Mining Law, any local or foreign individuals or legal entities are required to hold a specific concession granted by the Ministry of Energy and Mines ("MEM") to carry out any mining activities.

The concession grants to the concessionaire the right to perform, on an exclusive basis, certain mining activities within a duly determined area. Under the Mining Law, the system of concessions includes: (i) mining concessions, which grant their holders the right to explore and exploit the mineral resources; (ii) processing concessions, which grant the right to process, purify, melt or refine minerals; (iii) general service concessions, which grant the right to render auxiliary services; and (iv) mining transportation concessions, which grant the holders the right to operate a continuous massive transportation system of mineral products between one or more mining units.

All mining concessions held by local companies whose purpose consists of performing mining activities and branches of foreign companies which are duly established in Peru in order to carry out mining activities, are required by law to be registered with the Public Mining Registry.

Under Peruvian law, it is a general rule that any investor may carry out mining activities throughout the country.  The Mining Law has also eliminated any and all exclusive rights that were established previously in favor of the State. Notwithstanding the above, foreigners are restrained from holding, directly or indirectly, property rights in areas located within 50 km of the Peru's boundaries (except in case of public need expressly declared by a Supreme Decree).  The Mining Law sets forth certain obligations that the concessionaires must comply with, in order to maintain their concessions in force:

 Watts, Griffis and McOuat

(a)

Engaging into the economic exploitation of the concession, that is investing in the concession in order to obtain mineral products: (i) such mineral products must be obtained before the end of the eighth year after submission of the application for the concession; and (ii) such production shall maintain a level of at least US$100/year per each hectare for metallic substances, and US$50/year per hectare for non-metallic substances; and,

(b)

Paying a certain amount in local currency, equivalent to US$2/year per each hectare held.

Non-compliance with the obligations shall trigger a penalty, to be paid during the time such production is not obtained an amount in local currency equivalent to US$2/year per each hectare and up to US$10/year per each hectare after the tenth year of default. The Mining Law provides for the lapsing of the concession if one does not comply with its obligations of making the payments.

The area of the concessions granted generally rank from a minimum of 100 to a maximum of 1,000 hectares, but may extend to a maximum of 10,000 hectares. Any concessionaire may hold two or more concessions, whether or not of the same type and nature, provided that it complies with the relevant legal requirements.

Concessions may be transferred, conveyed and subjected to mortgage. Any and all of these transactions and contracts must be recorded into a public deed and registered.

Investors are obliged to perform their mining activities in accordance with systems, methods and techniques that lead to an improvement in the development of such activities, and in compliance with the security and environmental regulations applicable to the mining industry. They must take all necessary steps to avoid damages against third parties, and are obliged to permit the entrance to the area of their concessions, at any time, of the mining authorities in charge of controlling the concessionaires' obligations.

Environmental Aspects

Environmental matters in mining activities are regulated by Supreme Decree N° 016-93.EM as amended (the "Environmental Regulations").

 Watts, Griffis and McOuat

According to the Environmental Regulations, the competent authority in the mining sector is the MEM, which is the only governmental body in charge of:

(a)

Establishing the environmental protection policies for mining activities and issuing the corresponding rules;

(b)

Approving the Environmental Impact Assessment ("EIA") and the Program for Environmental Management and Adjustment ("PAMA"), and authorizing their execution;

(c)

Entering into administrative-environmental stability agreements with the holders of mining activities on the basis of the EIA or PAMA approved; and

(d)

Controlling the environmental effects produced by mining activities on operational sites and influence areas, determining the holder's liability, in case of violations to the applicable environmental provisions, and imposing the sanctions provided for therein.

Concessionaires are required to:

(a) Submit an EIA when applying for a mining and/or processing concession, permits to broaden operations or size of a processing plant in more than 50% processing. The EIA must be executed by an Environmental Auditor registered in the MEM, establishing the terms and procedures for execution, investment, monitoring and efficient control of mining activities, and containing an annual investment program that cannot represent less than one percent (1%) of the annual sales of the mining entity.

(b) Submit to the MEM, in an annual basis, information on the generation of emissions and/or disposal of wastes, together with a Consolidated Annual Statement, before June 30, as well as, describe measures taken by the holder in order to comply with the EIA approved by the MEM.

Non-compliance with environmental rules in force may cause the holder to be subject to administrative sanctions (fines ranging from 0.5 to 500 U.I.T.'s or, in case of material relevance, the total closing of operations.

 Watts, Griffis and McOuat

5.  ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE
AND PHYSIOGRAPHY

5.1

ACCESSIBILITY

The Yauliyacu Mine is accessible by paved road in approximately 2½ hours from the capital city of Lima, along the central highway (Carrretera Central) that runs east from Lima to the mine and continues up and over the Andean Cordillera into the Peruvian jungle.  The central highway runs parallel to the valley of the Rio Rimac, as does a railroad that was built to service the La Oroya smelter and the Cerro de Pasco mines.

Numerous daily, worldwide-flights to and from various countries arrive at Lima's International Airport.  Access to the mine can also be had from Callao, the port city of Lima located 10 km west from the centre of Lima, on the Pacific coast.

5.2

CLIMATE

The western slopes of the Andes, in Central Peru, east of Lima, presents strong topographic and climatic contrasts.  Along the continental divide, the snow covered peaks (above 4,500 m asl) present a frigid to glacial climate, while areas between 4,000 to 4,500 m (altiplano) exhibit cold (boreal) climates.  In the valleys below 4,000 m, the climates vary through temperate to hot in the deep valleys near the coast.  The snow capped peaks and altiplano areas show a marked variation in temperature between day and night, while in the valleys the temperature variations are more moderate.  In general, the average temperature varies between 6° and 16°C from the peaks to the coast.  The property at 4,200 m asl exhibits a cold climate during the dry season, May to November with below freezing at night-time temperatures, while during the wet season the temperature is more temperate, the highest temperature being recorded in November and December.

 Watts, Griffis and McOuat

The rainy season corresponds to the austral summer, with maximum precipitation occurring between the months of December to April, with abundant rainfall between elevation of 2,500 to 3,900 m asl.  Above 3,900 m, the precipitation is in the form of snow and hail.  Often the rainfall is accompanied by electrical storms.

The dry period corresponds to the months of May through November, although occasional precipitation does occur during this period in the altiplano and along the continental divide.  Virtually no rainfall occurs between June to August, which are also the coldest months.

5.3

LOCAL RESOURCES

The property area is poorly inhabited except for the numerous experienced miners.

Vegetation in the area is intimately related to the climate and elevation.  In the Altiplano, between 4,000 to 5,000 m asl, agriculture disappears and natural pastures exist that are used for grazing sheep, cows and lamas.  Occasional small forests are found at the heads of the valleys.

The majority of the inhabitants are located along the valleys and are engaged in the raising of livestock and in agriculture, typically cultivating potatoes, beans, corn and wheat along the river margins and through the use of irrigation canals along the adjacent valley walls.  The major agricultural production comes from the cultivated terraces along the sides of the rivers.

Water in the major valleys flows year round, the product of glacial melts at the headwaters, and in general is readily available.  The Rio Rimac flows year round and is a major water source of the city of Lima.  The water for agriculture along the slope, however, is brought downstream from the rivers by a series of far reaching aqueducts.

A high voltage power line, belonging to Electro-Andes S.A. provides power to the mine.  There are plans for the mine to participate in the building of a gas turbine electrical generator that will be connected to electrical grid to assure the mine with sufficient electrical power during low precipitation resulting in lower water flows through Peru's hydroelectric power generators.

 Watts, Griffis and McOuat

5.4

INFRASTRUCTURE

The Yauliyacu Mine is a well developed mine with the complete infrastructure typical of an operating mine consisting of various repair shops, an assaying laboratory, mine offices, living quarters dining facilities, and medical centre etc.  The mine operates year round and has been in operation more than 100 years.  The mine is developed on 23 levels, the lowest level is the 3,900 level located at 3,649 m asl.  There are four principal levels above the 3,900 level, they are:  level 2,700 at 3,930 m; level 1,700 at 4,120 m where the mine offices, concentrator, main horizontal access and ore extraction are located; level 800 at 4,490 m; and, level 200 at 4,640 m.  The levels between these principal levels are unevenly spaced, the average distance being approximately 60 m.

The tailings are pumped 5.5 km from the mill at 4,120 m asl to the Chinchan tailings pond area at an approximate elevation of 4,465 m asl.

The Graton Tunnel, built by the Cerro de Pasco Mining company, extends from the Rimac river at 3,240 m asl for 11.5 km under the Yauliyacu Mine and is connected to the mine above to assist in the drainage and ventilation.

5.5

PHYSIOGRAPHY

The altitude in the Andean Cordillera plays an important role in the climate, as it does with the types of vegetation and the agricultural uses of the land.

The western flank of the Andes is characterized by abrupt topography with an alignment of continuous chains of mountain peaks that limit, to the east, the steep and deep valleys that descend down to the Pacific coast in a west to southwest direction.  These valleys vary in altitude from 800 m, the elevation of the mountain spurs at the coastal plain, to 4,000 m asl, the elevation of the head of the valleys on the edge of the altiplano.  The altiplano above 4,000 m is characterized by an area of moderate relief with the land forms produced by glacial and fluvial glacial forces.  The altiplano is made up of pampas, hills and chains of smooth harmonious mountains that increase in elevation progressively towards the continental divide.

 Watts, Griffis and McOuat

6.  HISTORY

Mining in the Casapalca district dates back to the early Spanish colonial period when it was restricted to outcropping, or near surface, veins.  It is believed the Spanish were primarily recovering native silver from rich hydrothermal veins or from the oxidized zones.

Modern style mining began at the end of the last century in 1887 with Cia. de Minas Los Andes (of Backus and Johnston) on the Rayo vein.  Cia Backus and Johnston started the exploration, development and exploitation of several of the mineralized structures in the Casapalca district (Carlos Francisco, Carmen, Bella Union and Aguas Calientes).

In 1921, Cerro de Pasco Corp. acquired the Casapalca mine and most of the mining permits and licenses that now make up the Yauliyacu mine are from their original land holdings.  The Cerro de Pasco Corp. also built the 11.5 km Graton tunnel at 3,240 m asl that extends under the Yauliyacu mine (subsequently the tunnel was connected to the mine by Centromin to assist in drainage and ventilation).

In January 1974, Centromin Peru, a state owned company gained ownership of the Casapalca mining district and through development and selective mining on a mass-scale increased production to 64,000 t per month.  In 1997, Empresa Mineral Yauliyacu SA, whose largest shareholder is Quenuales International, purchased the mine.  In the purchase deal agreement, the Casapalca mining district was split into two mining areas, the Yauliyacu mine and on the eastern side the Casapalca mine.  The Casapalca mine is owned by Cia. Minera Casapalca S.A., a privately owned company, and although both mines are connected underground with some of the workings the Casapalca operates from its own development audits, etc.

In 1998, Yauliyacu implemented a radical improvement action plan and increased with the production to 90,000 t per month.  New orebodies were delineated that allowed sublevel stoping, a more bulk mining method.

The geology of the Casapalca area was first mapped in 1928 by H.E. McKinsey and J.A. Noble, and in 1932, their publication "Veins of Casapalca" outlined the general structures and mineralization of the district.  There has been a series of studies on the deposit since 1960 to 1980 including those of Sawkins (1974) and Alverez (1980) whose studies concentrated on fluid inclusions and metal zoning.

 Watts, Griffis and McOuat

TABLE 2
HISTORIC PRODUCTION AT YAULIYACU AFTER CENTROMIN
(1997 to 2005)

Year	Dmt	Zn (%)	Pb (%)	Cu (%)	g Ag/t
1997	776,631	3.12	1.19	0.33	152
1998	801,419	3.25	1.00	0.32	150
1999	954,845	3.56	1.11	0.31	140
2000	1,031,166	3.66	1.23	0.31	141
2001	1,117,901	3.50	1.37	0.27	143
2002	1,215,201	3.43	1.43	0.27	139
2003	1,248,916	3.26	1.40	0.24	141
2004	1,246,847	2.97	1.44	0.28	154
2005	1,239,743	2.92	1.31	0.30	138

 Watts, Griffis and McOuat

7.  GEOLOGICAL SETTING

7.1

REGIONAL GEOLOGY

The regional geological setting of the western side of the Andean Cordillera of central Peru (Figure 3) is an area of deeply dissected valleys of steep slopes, with elevations varying from 800 m asl at the bottom of the valleys on the west side, to more than 5,400 m asl on the east side at the continental divide.  The development of the geomorphology was attained in the Cenozoic and gave rise to the following geomorphological units:

•

the dissected western Andean slopes;

•

the zone of the altiplano;

•

the remnants of the Puna plain; and

•

the valleys and the zones of the high peaks.

The stratigraphic sequence includes rock units from the Paleozoic up to the Present on the eastern side of the continental divide, and from the Mesozoic on the western side of the continental divide.  The oldest rocks are exposed in the centre of the Yauli dome and are those of the Excelsior Group, a pelitic sequence regionally metamorphosed by the Hercinian tectonic disturbance (upper Devonian).  Overlying it discordantly, is a volcanoclastic series represented by the Mitu Group, the result of intensive erosion at the end of the Hercinian event.  As a result of the Hercinian orogeny, a zone was uplifted to form a basin on the east and on the west.  These basins lasted until Albian times (lower Cretaceous).

Mesozoic sedimentation began with a marine transgression, represented in the east by the limestones of the Pucará Group.  During lower Cretaceous there were two principal facies being accumulated:  one in the western basin, represented by the Formations Chimú, Santa, Carhuaz and Farrat, mainly sandstones and limestones;  and one in the eastern basin, represented by the Goyllarisquizga Group of sandstones-quartzites and interbedded shales.

Later during Lower Cretaceous (Albiano), a general marine transgression occurred, caused by the sinking of the basin, and gave rise to the deposition in both the eastern and western basins, of the calcareous sequence made up of the Formations, Pariahuanca, Chúlec, Pariatambo, Jumasha and Celendin.  In the most western part of the basin, during the deposition of the above

 Watts, Griffis and McOuat

Figure 3.     Regional geology

340,000m.E.
350,000m.E.
360,000m.E.
370,000m.E.
380,000m.E.
390,000m.E.
8,720,000m.N.
8,710,000m.N.
8,700,000m.N.
8,690,000m.N.
8,680,000m.N.
YAULIYACU CONCESSIONS
CASAPALCA
YAULIYACU
CHICLA
SAN MATEO
LEGEND
ERA
SYSTEM
STRATIGRAPHIC UNIT
East Sector
West Sector
INTRUSIVE ROCKS
Plutonic
Hypabyssal
CENOZOICO
MESOZOICO
PALEO-ZOICO
Quaternary
Recent
Pleistocene
Tertiary
Upper
Mid
Lower
Cretaceous
Upper
Lower
Jurassic
Triassic
Triassic
Permian
Devonian
Alluvial deposits
Fluvioglacial deposits
Glacial deposits
Volc. Pacococha
Fm. Huarochiri
Volc. Millotingo
Grp. Colqui
Grp. Rimac
Volc. Pacococha
Volc. Millotingo
Fm. Bellavista
Rio Blanco
Fm. Carlos Francisco
Fm. Casapalca
Fm. Celendin
Fm. Jumasha
Fm. Pariatambo
Fm. Chulec
Fms. Santa Carhuaz
Fm. Chimu
Fm. Jumasha
Fm. Pariatambo
Fm. Chulec
Grp. Goyllarisquizga
Grp. Pucara
Grp. Mitu
Grp. Excelsior
Granite
Tonalite
Granodiorite
Tonalite Granodiorite
Monzonite Granodiorite
Diorite
Traquiandesite
Andesite
Rhyodacite
Andesite
SYMBOLS
Strike and dip of beds
Strike and gentle dip
Strike and moderate dip
Strike and steep dip
Observed contact
Inferred contact
Axis of anticline
Axis of syncline
Normal fault
Overthrust
Mine
Paved highway
Secondary road
Earthen road
Geodetic station
N
Scale 1 : 200,000
0
2
10
Kilometres
Graphics by: Watts, Griffis and McOuat

Figure 3.

SILVER WHEATON CORP.

Yauliyacu Mine

Lima Province, Peru

Regional Geology Map

 Watts, Griffis and McOuat

limestones, volcanics interbedded with sediments represented by the Quilmaná Group were being deposited.  At the end of the Cretaceous and start of the Tertiary, together with the uplift of the Andean mountains, the emplacement of the large plutonic bodies took place, represented by the coastal batholith.  In the eastern sector, a molasse sequence was deposited, represented by the Casapalca Formation, the product of the erosion of the post phase of uplift of the Andean mountains.

The principal period of deformation took place in the Eocene (Incaica phase), producing the folding of the Mesozoic sequence including the red beds of Casapalca Formation.

In its final stage, the tectonic event produced magmatic extrusives that covered the area.  Volcanic ashes and lava flows were interbedded with the continental sediments and are represented by the Rímac and Colqui Groups in the western part of the basin, and by the volcanics of Carlos Francisco and the Bellavista and Rio Blanco Formations more to the east.

The tectonic activity at the end of the Oligocene folded these units and generated new faults that followed the pre-existing structural model.  The region was subsequently overlain by a volcanic-sedimentary-volcanic sequence (Millotingo), which was later affected by the Quichuana tectonic phase that gave rise to the explosive volcanism of the Huarochirí Formation.

Between the Miocene-Pliocene, near the end of the Quichuana tectonic phase, a centre of explosive eruptions and lava flows occurred, marking the end of the Andean deformation cycle and the start of the period of orogeny that produced the Puna surface.  Later, during Pliocene-Pleistocene times, the Puna surface was gradually uplifted to 4,000 m asl by a system of gravitational (horst-type) faults.

The Cenozoic structural development is made up by faulting, folding and emplacement of plutonic and hypabasal bodies and the intrusion of mineralizing solutions, especially related to the magmatism that followed the Miocene deformation and probably before the deformation of the Lower Pliocene.

A predominate number of the mineral deposits have been emplaced in Tertiary volcanic rocks as fracture infillings by hydrothermal solutions.

 Watts, Griffis and McOuat

Fluvial and glacial erosion intensified with the uplift, during Pliocene-Pleistocene, producing the deeply incised valleys.  The present morphology of the Andes is closely related to the stages of glacial erosion.

7.2

PROPERTY GEOLOGY

The property geology (Figure 4) is underlain by a series of Tertiary age bedded rocks that consist principally of sandstones, calcareous shales, limestone, breccias, tuffs and lavas.  The bedded strata attaining a total potential thickness of approximately 5,400 m.

The stratigraphy is exposed in a series of anticlines and synclines that are part of the Casapalca Anticlinorium, the principal structure on the property, whose axis strikes N20°W, generally paralleling the Andes mountains (Figure 5).

The stratigraphic column is shown in Table 3.

TABLE 3
STRATIGRAPHIC COLUMN

Millions of years
1.8		Quaternary
64	Cenozoic	Tertiary	Intrusive Rocks	Taruca
Dykes
Rio Blanco Formation Bellavista Formationa
			Carlos Francisco Formation	Yauliyacu Member Carlos Francisco Member Tablachaca Volcanics
			Casapalca Formation	Carmen Conglomerate Member Capas Rojas (Red Beds) Member
250	Mesozoic	Cretaceous	Jumasha Formation Gollarisquiza Formation

 Watts, Griffis and McOuat

Figure 4.     Property geology

360,000m.E.
370,000m.E.
8,720,000m.N.
8,710,000m.N.
8,700,000m.N.
N
Mina Caridad
San Jose
Buenos Aires
Huacracocha
Sta. Catalina
Yacumina
Mina Condenado
Velez
Tula
F.C.C.
Mg
Tab
Frg
CORINA
Elisa
Crm
CF
Vc
CASAPALCA
CR
Q
Mina Yeso
Bv
Y
Tar
Mina Rosaura
Chisay
Mina Caprichosa
Rb
YAULIYACU
Mina Antacharjra
BELLAVISTA
Mina Bellavista (Cu)
Vu
Sta. Rosita
Hb
Hd
Luminaria
CHICLA
Aslac (Cu)
Mina Sashi
San Antonio de Padua
GRATON
TUNEL
Amandita
(Cu-Mo)
Jum
Goy
Rio Blanco
Rio Rimac
CARUYA
Mina Tapada (Cu)
Calera
(Cu)
SAN MATEO
Mina Paraiso
Legend
Geological contact
Fault
Fold axis
70°
Strike and dip of bedding
Vein
Adit
Mine
River
Road
Railroad
Concession boundary
Stratigraphy Legend
QUATERNARY
Q Quaternary Glacial deposits
TERTIARY
Intrusive rocks
Tar Taruca Porphyritic andesite, (dykes, stocks)
Frg Fraguamachay
Vc Victoria Diorite with sericite matrix
Vu Veintiuno Andesite
Mg Meiggs Diorite
Hb Huayracancha Volcanic breccia
Hd Huayracancha Porphyritic diorite
Rb Rio Blanco Formation Tuffs, interbedded limestones
Bv Formation Bellavista Limestones, tuffs and red shales
Fm. Carlos Francisco
Y Yauliyacu Member Red tuffs
CF Carlos Francisco Member Porphyritic andesitic flows
Tab Tablachaca Member Tuffs and porphyritic breccias
Fm. Casapalca
Crm Carmen Member Conglomerates, sandstones and shales
CR Capas Rojas Member Shales and calcareous red sands fones
CRETACEOUS
Jum Jumasha Formation Calizas con lutitas arenosas
Goy Goyllarisquizga Formation Sandstones, shales and quartzites
Graphics by: Watts, Griffis and McOuat
Scale 1 : 75,000
0 750 3,750
Metres
Figure 4.
SILVER WHEATON CORP.
Yauliyacu Mine
Lima Province, Peru
Property Geology Map

 Watts, Griffis and McOuat

Figure 5.     Vertical longitudinal section along Vein m and the Graton Tunnel

CF 2400-N
CF 1600-N
CF 800-N
CF 000
CF 800-S
CF 1600-S
CF 2400-S
CF 3200-S
CF 4000-S
CF 4800-S
5000m.El.
4500m.El.
4000m.El.
3500m.El.
3000m.El.
N33°E
N62°E
N48°E
Carlos Francisco Shaft
Inclined Shaft
Central Shaft
Consuelo Raise Borer
Juanita Chimenea
Raise Borer
Aguas Calientes
Antuquito Level
BELLAVISTA TUNNEL
GRATON TUNNEL
km 11 750
km 11
km 10
km 9
800
1700
2700
3900
5200
cc
cr
pcf
cj
vt
Graphics by: Watts, Griffis and McOuat
Legend:
cc Carmen Conglomerate
cr Casapalcas red beds
pcf Carlos Francisco porphyry
cj Jumasha formation
vt Tablachaca volcanics
800 Levels
Silver Mineralization
Greater than 20 Oz Ag
10 to 20 Oz Ag
Scale 1 : 20,000
0 200 1,000
Metres

Figure 5.

SILVER WHEATON CORP.

Yauliyacu Mine

Lima Province, Peru

(with Ag isovalues)

 Watts, Griffis and McOuat

Tertiary

The oldest rocks outcropping in the property are those of the Casapalca Formation that form the broad Casapalca anticline and are cut by the Rimac River.  The formation is composed of a series of clastic continental sedimentary rocks interpreted to have been deposited in a distal fluvial system.  The formation has been divided into two distinct members.  The older, the Capas Rojas (Red Beds) Member 1,300 to 1,400 m thick is composed of intercalated shales and calcareous sandstones whose characteristic red colour is due to finely disseminated hematite.  The sandstones range in grain size from fine to coarse grained and commonly exhibit laminar and cross stratification.  It should be noted that there is no economic mineralization in the Capas Rojas Member.  Overlying the Capas Rojas is the Carmen Member, made up of a series of conglomerate and limestone units interbedded with beds of sandstones, shales, tuffs and volcanic conglomerates with a variable thickness from 80-200 m.  The conglomerates are also present, as lenses which are composed of cobbles and rounded quartzites and limestones gravels in a sandy clay matrix in a calcareous cement.

Where the mineralized veins cross cut the coarse sandstone and conglomerate layers, replacement of limestone clasts and calcareous matrix has occurred.

The Carlos Francisco Formation, a thick series of volcanic rocks overlying the sedimentary rocks, has been divided into three members:

1.

The Tablachaca Member, which overlies the Carmen Member, is composed of a 150-200 m thick succession of volcanic rocks made up of tuffs, breccias, agglomerates and extrusive porphyritic rocks.

2.

The volcanics of the Carlos Franciso Member up to 450 m thick overlie the Tablachaca Member and consist of massive andesitic flows and fragmentals (breccias).  The intercalated layers of breccias and porphyritic andesites indicating the top, bottom and center of the flow.  The breccia beds consist of angular, porphyritic fragments, of generally a green colour that are enclosed in a matrix of red coloured, porphyritic rock.

3.

The Yauliyacu Member, composed of tuffs, conformably overlies the Carlos Francisco volcanics. The tuffs are fine-grained and red in colour and have a vertical thickness of 50 m.

 Watts, Griffis and McOuat

The Bellavista Formation overlying the Carlos Francisco Formation outcrops in the southern part of the property and exhibits a varied vertical arrangement of sediments and volcanics.  The principal sediment facies are limestones and siliciclastics (sandstones to siltstones) while the volcanics range in composition from tuffs to andesites.  A  prominent characteristic of the formation is the presence of thin beds of grey limestones with the occasional dark grey interbedded limestone.  The dark grey limestone beds containing nodules of quartz or fragments of fine grain tuffs and red shales.

Overlying the Bellavista Formation is the Rio Blanco Formation composed predominately of finely bedded volcanics, mainly red, lapilli tuffs with interbedded breccia units.  The base of the formation is marked by some interbeds of limestone.

The Quaternary geology in the Casapalca area is represented by a series of glacial deposits and recent formations.

Intrusives

Various intrusives of Tertiary Age are commonly observed in the northern part of the Yauliyacu property of intermediate composition and chemically similar with a high content of soda although the intrusives vary in texture and alteration.

Dykes and stocks of the Taruca porphyry intruding the volcanics occur in the southeast part of the property.  One of these stocks, elongated in a north-south direction outcrops on the Taruca Mountain.

Three major, more or less parallel, inverse faults cut the area: the Infiernillo striking N38°W and dipping 70°SW; the Rosaura striking N43°W and dipping 80°SW (contains mineralization); and, Americana striking N38°W and dipping 70°NE.  In the SW of the district, the Rio Blanco Fault has a strike close to N35°E, paralleling the m and C system of veins.  Underground the Grand Fault strikes N55°W displacing the veins.

The mineralization of the Casapalca district is of hydrothermal, polymetallic, vein-type occurring as either narrow veins or as disseminated orebodies in late Cretaceous to Tertiary volcaniclastic and fluvial sediments.  The mineralization crosses the stratigraphic sequence, however, it is concentrated within the Casapalca and Carlos Francisco Formations.

 Watts, Griffis and McOuat

8.  DEPOSIT TYPES

The Yauliyacu deposit is described as a hydrothermal polymetallic vein type deposit, believed to result from circulating hydrothermal fluids that extracted, transported and then precipitated the sulphide minerals into open space fillings and as replacement bodies.  Chloride-rich brines and recirculating meteoric waters interacted to produce the ore fluids which as a result of decreasing pressure and temperature and reaction with the wallrock, or by the mixing of fluids precipitated the sulphides.  The origin of the metals is thought to be either magmatic, or from the interaction of the fluids with the country rocks accumulating the metals.

Characteristic of this type of deposit is the problem of the continuity of the mineralization and the mineralogical variations along the vein system.  As the hydrothermal fluids precipate the sulphides, so changes the chemical composition of the fluid, thus producing a continually varying chemical and mineralogical deposition along the vein.

 Watts, Griffis and McOuat

9.  MINERALIZATION

The mineralization of the Casapalca occurs in two forms as hydrothermal polymetallic veins and as disseminated orebodies.  The veins are known to be up to 5 km along strike on surface of which 4 km have been exposed underground.  Typically the veins are 0.3 to 1.2 m in width with a known vertical range over 2 km.  The major vein structures dip 60° to 80°NW.  Strike slip faulting, prior to the mineralization event, has controlled the vein structures with the formation of duplexes (a strike slip duplex is a set of horizontally stacked horses bounded on both sides by segments of the main fault).  Often observed is hydrothermal brecciating of the host rock linking faults.

In the veins, the ore forming minerals are mainly sphalerite, galena, tetrahedrite, tennantite and chalcopyrite and the typical gangue minerals pyrite, quartz, calcite, rhodocrosite, dolomite, sericite and manganiferous calcite.

A mineralogical study of the vein mineralization indicated a cross cutting relationship of four different stages of fluid movement and precipitation as follows:

First stage:

NE-SW veins with Zn, Pb, Ag and Cu polymetallic mineralization.

Second stage:

N-S veins with Cu mineralization.

Third stage:

E-W veins with Ag and Pb.

Fourth stage:

Gangue fluid deposition of quartz and carbonates.

The mineral paragenesis (Figure 6) is based on a study by Rye and Sawkin.

The summary of the mineral paragenesis highlights the initial mineralization temperatures at 370°C terminating at about 200°C.  The salinity of the mineralizing fluids is estimated to have varied between four and forty percent NaCl weight equivalent (Independent Mining Consultants Inc. ("IMC"), (1996)).

The main mineralized veins within the Casapalca District are referred to as the principal veins and located in the central part and are those being exploited at depth.  The principal veins

 Watts, Griffis and McOuat

Figure6.     Paragenesis of Mineralization at Casapalca

SLW PRU \ PRU_06_Paragenesis_Min_Casapalca.dwg
Last revision date: Thursday 30 March 2008

Zone | 1 | 2 | 3 | 4
Mineralization | Zn/Pb | Cu | Cu/Ag | Gangue
Type of minerals | Sphal-Gal-Pyr | Cp-Pyr | Tna | Qtz-carbonates
Volume | 75% | 15% | 10% | 5%
Depositional temperature | 370°C | 320°C | 280°C | 200°C
Pyrite
Sphalerite
Galena
Chalcopyrite
Tetrahedrite/tennantite
Bornite
Quartz
Calcite (1)
Dolomite
Calcite (2)
Sulphur essential
Sulfosalts
Post Sulphur

Legend:

Main mineral(s) deposition
Mineral occurs
Mineral occurs only in part of N, O and C veins

Figure 6.

SILVER WHEATON CORP.

Yauliyacu Mine

Lima Province, Peru

Paragenesis of the Mineralization at Casapalca

Graphics by: Watts, Griffis and McOuat

 Watts, Griffis and McOuat

have been named the "L" vein, the "M" vein, the "N" vein and the "N3" vein.  The L and m veins have the same strike, N20E and dip moderately west.  The N and N3 veins strike east-west and dip steeply north.  Offshoots and splays from the main vein structures are a common feature and been given various names.  Strong hydrothermal alteration is typical of the veins in the form of silicificaton, pyritization and sericitization occurring near the veins with propylitic alteration extending further away.

The disseminated type of mineralized was discovered in the late 1980s and are referred to as "cuerpos" or orebodies and recently have proven to be an important reserve for the Yauliyacu mining plan.  The cuerpo orebodies occur as three different types:

1.

Stockwork and disseminated mineralization in the hanging and footwalls of the large veins with only the large veins previously worked by Centromin.  The economic bodies surrounding veins (some less the 1 m in width) can reach up to 8 m in width.

2.

Stockwork and disseminated mineralization in sigmoidal shaped structures occuring at strong bends of the vein.

3.

Stratiform replacement of limestone clasts and the matrix in conglomerates and coarse grained sandstones (Carmen Member) close to cross cutting veins.  Large orebodies often occur between two main vein systems.  Implying that the mineralizing solutions encountered susceptible horizons (sandstones and conglomerates) with suitable porosity and permeability to permit sulphide deposition.  The orebodies can be up to 120 m in length, 15 to 20 m wide and 80 m in depth, and a single orebody of this size represents a mineral resource of more than half a million tonnes.  This type of mineralization has dominant propylitic alteration with abundant epidote present.  The mineralization at the Yauliyacu mine is zoned both vertically and laterally.  Vertical zoning is shown by the presence of high grade silver near surface while high grade zinc occurs in the lowest levels of the mine.  Laterally there is a zoning (see Figure 4, mineral paragenesis) centered on the Casapalca Red Beds Zone 1, grading away on both sides into Zone 2 and further away from Zone 2 into Zone 3.

 Watts, Griffis and McOuat

10.  EXPLORATION

Exploration at the Yauliyacu mine is carried out by both diamond drilling and by underground development work.  Diamond drilling is done from underground stations under contract.

The 2006 exploration program consists of 25,000 m of drilling and more than 12,500 m of development at an expenditure of US$7 million and is being carried out within the current mine infrastructure to upgrade Mineral Resources to Mineral Reserves.  The 2006 exploration target is 2 million tonnes at a grade of 187 g Ag/t.

To explore the continuity of the mineralization of the veins m, N and C below Level 3900 and to define new Mineral Resources and their contents of zinc, silver and copper at depth (down to the Graton Tunnel), a drilling program consisting of 26,000 m of diamond drilling and supporting underground development has been planned at a projected cost of US$2,443,522 (Figure 7).

The exploration target, below Level 3900 to the Graton Tunnel level, is estimated to have 4 to 6 million tonnes at an anticipated silver grade of 202 g Ag/t (Figure 8).

The underground exploration by Yauliyacu (after Centromin) has successfully, since 1997 up to the present, replaced the ore mined and maintained an average yearly Mineral Resource of 14 million tonnes (Table 4).

TABLE 4
HISTORICAL MINERAL RESOURCE (1999-2005)

Year	Dmt	Zn (%)	Pb (%)	Cu (%)	g Ag/t
1999	13,934,450	4.83	2.93	0.57	374
2000	13,785,210	4.57	2.55	0.55	336
2001	12,670,050	4.61	2.45	0.57	347
2002	13,489,300	4.98	2.75	0.54	333
2003	15,773,470	4.51	2.54	0.50	329
2004	15,344,620	4.51	2.47	0.48	305
2005	13,781,320	4.18	2.22	0.45	312

The anticipated exploration and development expenditures from year 2005 to 2014 are projected at US$61 million, or an average yearly expenditures of US$6.1 million.

 Watts, Griffis and McOuat

Figure 7.     Master plan, Years 2005 to 2014

CF 2400-N
CF 1600-N
CF 800-N
CF 000
CF 800-S
CF 1600-S
CF 2400-S
CF 3200-S
CF 4000-S
CF 4800-S
N33°E
N62°E
N48°E
5000m.El.
4500m.El.
4000m.El.
3500m.El.
3000m.El.
LR LIMITE
200
800
1200
1700
2100
2700
3000
3300
3600
3900
5200
Carlos Francisco Shaft
Inclined Shaft
Grand Fault
RP-816
RP-762
RP-731
Central Shaft
Consuelo Raise Borer
RP(-) 211
Juanita Chimenea
RP(-) 560
Antuquito Level
BELLAVISTA TUNNEL
Aguas Calientes
Raise Borer
Deeping Shaft
GRATON TUNNEL
DDH
km 11 750
km 11
km 10
km 9
Graphics by: Watts, Griffis and McOuat
Scale 1 : 20,000
0
200
1,000
Metres
Legend:
2005
2006
2007 DDH
2008 DDH
2009 study
2010 development and deeping shaft
2011 developing
2012
2013
2014 developing and deeping of shaft
800
2011 developing
Existing DDH
Proposed DDH

Figure 7.

SILVER WHEATON CORP.

Yauliyacu Mine

Lima Province, Peru

Master Plan Years 2005-2014

 Watts, Griffis and McOuat

Figure 8.     Vein C Mineral Reserve and Mineral Resource blocks

AC-3800
AC-3400
AC-3000
AC-2600
AC-2200
AC-1800
AC-1400
4600m.El.
4400m.El.
4200m.El.
4000m.El.
3800m.El.
3600m.El.
3400m.El.
3200m.El.
3000m.El.
HUAMANTANGA
PURUCHUCO
JIRCA
ANIMAS
PROSPERIDAD
SANTA
CATALINA
CONSUELO
ESPERANZA
SIRENA
SAN ANTONIO
SAN CARLOS
JUANITA
UNION 3
POTOSI 4
RICARDITO 5
Yauliyacu
Casapalca
Upper Zone
Intermediate Zone
Lower Zone
Graton Tunnel Zone
Vein C 1700 Level
Vein C 2700 Level
Vein C 3900 Level
Ventilation Raise
Shaft Projection
11.750km.
Level Graton Tunnel Projected
Elevation 3240.50
Legend:
Reserve
Proven
Probable
Resource Developed
Measured
Indicated
Inferred
Resource Not Equipment Accessible
Measured
Indicated
Inferred
0
75
375
Metres
Graphics by: Watts, Griffis and McOuat

Figure 8.

SILVER WHEATON CORP.

Yauliyacu Mine

Lima Province, Peru

Vein C Mineral Reserve and Mineral Resource Blocks

 Watts, Griffis and McOuat

11.  DRILLING

Diamond drilling is of BQ/HQ size with excellent core recovery in the range of +95% (Figure 9) at a drilling (only) cost of US$50/m in 2006.  Drilling is carried out throughout the year by 9 machines and crews under contract.  WGM visited an operating diamond drill rig underground and observed the core handling.  Later at the core shack, detailed logging is carried out, the core sample intervals marked, half-split by diamond sawing, bagged, tagged and shipped to the mine laboratory for analysis.

All operations observed were being done in a professional manner.  Core boxes are well marked and stored orderly for future reference.

Average drill costs for 2006 = US$50/m (75% of drilling will be BQ/NQ).

 Watts, Griffis and McOuat

Figure 9.      Diamond drill core, DDH 1206-16 and DDH 1706-12

DDH 1206 -16
0.56m, 13.33%Zn, 1.53%Pb, 0.40%Cu y 3.38 OzAg
121.56 US$/Ton
INICIO
70.62 -71.18

DDH 1706 -12
0.50m, 5.41%Zn, 4.01%Pb, 0.68%Cu y 17.23 OzAg
143.08 US$/Ton
INICIO
115.00 -115.50

Figure 9.

SILVER WHEATON CORP.

Yauliyacu Mine

Lima Province, Peru

Diamond Drill Core

 Watts, Griffis and McOuat

12.  SAMPLING METHOD AND APPROACH

Other than the control samples collected daily at the mill for material balance, two principal types of samples are collected daily from the mine workings.

•

samples of the veins/mineralized zones exposed by the mine workings; and

•

samples of the diamond drill core from the exploration/development drilling.

Channel samples are collected by the Geology Department by hand (hammer and chisel) across the vein every two metres.  Care is taken to collect samples that are representative of both hard and soft portions and collected according to changes in mineralization.  Sample lengths vary between 0.1 m and 1.0 m with a minimum weight of 3 kg/m of sample.  Separate samples are collected from the hanging and footwall as well as from the veins/cuerpos.

Locations to be channel sampled are marked on the rock face by the Geology Department with yellow spray paint.  Later, the economic widths of the veins are marked in the stopes as well where disseminated mineralization occurs, again with yellow paint.

Diamond drill sample intervals, after detailed logging, are marked by the geologists to be sawn in half, bagged, tagged and sent for analysis to the mine laboratory.  The entire process of sample collection and recording are conducted in a professional manner.

 Watts, Griffis and McOuat

13.  SAMPLE PREPARATION, ANALYSES AND SECURITY

The Yauliyacu laboratory sampling preparation procedure analysis is done completely in-house as follows:

•

The individual channel sample or the entire half-split core is passed through the first stage crusher (set at -2¼ inch);

•

The entire -2¼ inch sample is passed through the second stage crusher (set at -10 mesh);

•

The sample is reduced to about 150 g by a Jones Riffle Splitter (approximately three splits);

•

The 150 g is pulverized and after verification of a seive test of 95% -150 mesh the sample is homogenized; and

•

A 0.2 g sample is extracted, bagged, tagged and sent for Atomic Absorption Spectrometer ("AAS") analysis for Pb, Zn, Cu and Ag.

The qualify control in the mine analytical laboratory is achieved in several manners taking into account the AAS analytical method and its sensitivity to temperature changes, particularly at the high altitude of Yauliyacu.  The laboratory uses an in-house standard whose metal contents are well known as it is based on the head grade sample concentrate as follows:

Cu (%)	Pb (%)	Zn (%)	Ag (g/t)	Fe (%)
0.31	1.26	3.38	160	6.25

The in-house reference sample is added to the sample stream every twentieth sample and is used as a correction factor for the readings (caused by fluctuating temperature during the time to analyze the twenty samples).  From the differences between the two readings of the in-house sample, a correction factor is calculated and the correction factor is applied to the readings of the twenty samples of the batch.

The Yauliyacu laboratory does not use international standard samples or blank samples in the sample analytical routine.

 Watts, Griffis and McOuat

A series of tests were done to test the analytical precision at Yauliyacu by running analyses on duplicates samples on more than 300 samples over a 4 week period.  Since a random selection of samples were analysed each day during the four week period, this provided an overall view of the precision.  The analytical results of samples were plotted on graph paper with all sample results plotting within the 10% line, with the majority of the results plotting in the right hand corner.  The analytical precision was thus acceptable and the AAS analytical method for the samples was also acceptable.

Sample security at the mine is provided by a well established control for the bagging, tagging and daily processing of the numerous samples collected at the mine.

 Watts, Griffis and McOuat

14.  DATA VERIFICATION

Considerable studies have been carried out by Quenuales to determine why the silver grades in the past, up to year 1999, as indicated in the estimated mineral reserves were not obtained in the production at the Yauliyacu plant.  These differences caused by over estimation and/or inadequate mining methods had been previously reported by IMC (1996) and by m. Biste (1998), and while certain changes in analysis and interpretations were assumed in early 1999, it was not until June 1999 that a proper testwork was outlined and modifications and improvements introduced.

IMC in their report "Technical Opinion on the Outlook for the Casapalca Mine, Peru" stated:

"IMC considers that the grade of the proven and probable reserve in the Centromin 1996 statement regarding the main mine is overstated.  The overstatement, which started in 1991, is evident from a comparison of the grade of reserves with the grade of actual production. Reasons for the overstatement since 1991 include: change in reserve calculation methodology in 1991; greater-than-budget dilution in the mining operation; and likely sampling errors due to the softer nature of the minerals of value as compared to the vein filling and country rock."

Note:

Prior to Quenuales's purchase of the Yauliyacu Mine in 1997, the Casapalca Mine included both the present Casapalca Mine and the Yauliyacu Mine.

In 1999, CIMM Peru (a Peruvian assaying laboratory) was contracted to review the Yauliyacu laboratory facilities and introduce a new quality control of sample preparation and assaying.  Several controls were introduced and test samples sent to ALS laboratory in Lima showed no significant differences with the Yauliyacu laboratory results after the controls were introduced, however, since both laboratories use the AAS method of analysis, it was questioned whether the 0.2 g subsample might be too small to adequately test the possible distribution variability of high grade silver i.e. nugget effect.  However, 150 high silver grade samples, each twice analyzed with a 25 g sample fire assay at the CIMM Peru lab showed no significant differences between the AAS results.

To check sampling quality control, it was noted that the weight of the sample had been decreasing as the sample length increased.  To rectify this problem, the channel length was reduced and sample weight increased to a minimum of 3 kg/m.

 Watts, Griffis and McOuat

Next, after resolving the mine laboratory problems, the mineral reserve estimates based on Centromin data were studied by a resampling program with nine blocks sampled every 10 m along the veins, as well as the hanging and footwalls.  No big differences could be observed in the resampling or in the mineral resources/reserves estimates.

High silver values in the mineral reserves had been confirmed by the same sampling method i.e., hammer and chisel, used both by Centromin and by Yauliyacu where because of the soft mineralized veins cutting very hard silicified rocks it was suspect that the soft vein material was 'high-grading' the sample.  In order to get a more representative sample to calculate a correction factor of mineral resource estimates, a program using a pneumatic saw was started.  The mean values from the pneumatic program were significantly lower than the conventional hammer and chisel sampling method: -14.9% Zn, -23.2% Pb, -9.8% Cu and -14.5% Ag.

Statistical methods were applied to 2,000 samples of the mineral reserves estimates for year 2000 and these samples with a normal distribution showed a mean mathematical value of 249 g Ag/t, however, when a log normal distribution was applied to the same samples, the mean value showed 202 g Ag/t.  However, more detailed statistical studies are required to use statistical methods to apply corrections to mineral reserve estimates.

To compare the sampling of insitu, a muck sampling program on the transport belt between the jaw crusher and ball grinding mill was conducted from January to October 1999, and gave a significantly lower value of 174 g Ag/t when compared to the estimated mineral reserve value of 210 g Ag/t.  It was believed it could possibly be caused by the ratio of the mined high grade veins to the low grade "cuerpo" bodies and/or by the mining activity in lower grade zones, however the 174 g Ag/t was significantly higher than the production figure for the same period which was 144 g Ag/t.

A sampling program was carried out to test how much of the fine grained material was being lost in the backfill after blasting and mucking.  Samples were collected every 50 cm in the backfill.  High grade values were found down to a depth of 30 cm confirming a loss of the fine grained silver.

 Watts, Griffis and McOuat

Also to test the influence of cyanide (where 20 g of cyanide is added for metallurgical reasons to the ball grinding mill) sampling was carried out before and after the cyanide had been added, however, the test showed that the addition of cyanide had no influence on the Ag content of the ore.

A detailed analysis of the working procedure in the Geology Department was conducted to better understand the amount of ore mined and to control dilution and give more confidence in the data.  Several problems were detected during the analysis.  Improvements in the quality control of data acquisition were introduced and new standards for sampling and quality control were established for the geology and engineering departments.

As a result of the various uncertainties in the grade estimations of the Mineral Reserves, a new correction factor, the mine call factor ("MCF"), was introduced to down grade the values of the Mineral Resource estimates.

In summary, the silver grade problem in Yauliyacu is very complex and does not have a simple solution, however, based on the various data verification studies carried out the following conclusions were made:

•

the resampling programs and the applied corrections give a higher confidence level for the old Centromin data;

•

the ratio between the mined lower grade cuerpos and the high grade veins is very important and needs to be adjusted to control Ag production however it is believed that the ratio of the cuerpos to the high grade veins will decrease with depths and the grade of the Ag production is expected to increase;

•

various improvements in the mining and geology departments have minimized the dilution in the veins; and

•

results of the muck and chute samples indicate that dilution is already included in these samples.

Table 5 illustrates the production for 2004 and forecasted for 2005 compared to that budgeted i.e., Mineral Reserve, and shows the percentage performance it shows good comparison for Zn and Pb but is only 88% for silver.

 Watts, Griffis and McOuat

TABLE 5
PRODUCTION 2004 AND 2005

	Real 2004	Forecast 2005	Budget 2005	Performance (%)
Ore treated (t)	1,246,847	1,239,409	1,236,000	100
Zn %	2.97	2.94	2.88	102
Pb %	1.44	1.33	1.39	96
Cu %	0.27	0.30	0.26	114
g Ag/t	154	139	157	88
Zn concentrate (t)	54,889	54,492	53,625	102
Zn %	58.05	57.73	57.50	100
Recovery %	86.20	86.48	86.68	100
Fine Zn (t)	31,863	31,461	30,834	102
Bulk concentrate (t)(*)	30,430	30,847	29,747	104
Pb %	50.54	45.71	50.16	91
g Ag/t	5,126	4,451	5,308	84
Recovery Pb %	85.95	85.43	87.01	98
Recovery Ag %	81.08	79.69	81.35	98
Fine Pb (t)	15,379	14,100	14,921	94
Fine Ag (oz)	5,014,864	4,413,895	5,076,424	87
Zn equivalent production*	49,248	46,151	50,402	92
* Budget prices per year

Two character samples of drill core (1/4 core) were collected by WGM and carried to Canada and sent to ALS Chemex laboratory, Vancouver, BC for sample preparation and analysis.  The samples confirmed the mineralization reported and gave the following results:

Drillhole	From	To	% Zn	% Pb	% Cu	g Ag/t
ALS Chemex: 1206-16	70.62	71.18	18.95	0.70	0.52	115
1706-12	115.0	115.50	5.09	3.38	0.53	357

These values agree favourable with the results of the ½ core of the same drillholes by the Yauliyacu laboratory.

Drillhole	From	To	% Zn	% Pb	% Cu	g Ag/t
Yauliyacu: 1206-16	70.62	71.18	13.33	1.53	0.40	105
1706-12	115.0	115.50	5.41	4.01	0.68	536

 Watts, Griffis and McOuat

15.  ADJACENT PROPERTIES

In the immediate area of Yauliyacu Mine only three properties with mining/exploration activity are those of Cia. Minera Rosaura S.A. ("Rosaura"), the Cia. Minera Casapalca S.A. ("Casapalca"), and the CIMALSA Mine.  The Rosaura Mine concessions are owned by Quenuales and are optioned to Rosaura by Quenuales where an exploration program is underway.  It is agreed that any mineral reserves found on the Rosaura property will be processed at the Yauliyacu Mine.  Also non-metallic producer in the south on the property limit CIMALSA mine, Calera Limestones.

The Casapalca Mine produced 45,000 tonnes per month in 2005.

The following are small concessions holdings (see Figures 2 and 3) are all without any mining/exploration activity and are concessions showing very minor pitting or with outcrops exhibiting weak alteration:

•

To the northwest of Concession Casapalca 1 are located adjacent concessions that were requested for non-metallics and contain a few isolated pits with no mineralization of importance;

•

To the northeast of Concession Casapalca 2 are small adjacent concessions containing small pits that show weak propylitization alteration associated with structures of a few centimeters width;

•

To the east of Concession Casapalca 3 and Casapalca 5 are small adjacent concessions claimed for metals showing isolated outcrops with propylitization and weak argilitization alterations;

•

To the west of concession Centromin 18 are scattered outcrops and pits showing alteration associated metallic mineralization;

•

To the west of concessions Centromin 19, Milagros Alexandra 1, Casapalca 4, and Casapalca 20 are scattered outcrops, pits showing weak alteration associated with metallic mineralization;

 Watts, Griffis and McOuat

•

To the east of concession Casapalca 20 are a few small isolated pits with argilitization associated with centimeter wide structures;

•

Adjacent to concessions Casapalca 19, Los Balcanes 1-81 and Balcanes 1-82a are outcrops with relatively important metallic mineralization present;

•

To the west of concessions, Casapalca 12, 13 and 15, are a few outcrops and pits; and

•

To the east of concessions Casapalca 16, 17, 18, 12 and 8 are a few outcrops and pits.

 Watts, Griffis and McOuat

16.  MINERAL PROCESSING AND METALLURGICAL TESTING

16.1

GENERAL

The Yauliyacu Mine is located on the steep walled side of the Rimac Valley in the Cordillera de los Andes. The early mining activity started in areas of outcrop near the mountain summit east of the valley and progressed deeper into the mountain over the operating history. Historical and active underground mine workings now span from the 5,000 m elevation near the summit to the 3,930 m asl elevation with a number of adits into the mountainous terrain that hosts the mineralization. The milling facilities are located at the 4,200 m asl elevation with tailings pumped to a tailings dam further up the valley and located 460 m above the milling facility at an elevation of 4,660 m asl.

The underground mining is carried out both above and below the milling facility elevation with the ore transported to surface in a rail haulage system. Mine production above the rail haulage is handled through an ore pass system with production below the rail haulage level hoisted in an internal shaft. The underground mining operation employs mechanized mining methods using trackless equipment wherever possible with some of the equipment specially adapted for operation in narrow veins. The modern mill facility has a conventional flowsheet employing differential flotation that currently produces two concentrates but has the installed capacity to also produce the copper in a separate concentrate.

The Yauliyacu operation has sustained production for more than 100 years with the mine progressing from a small scale operation in the 1950s at 290,000 tpy to 1.26 million tpy in 2005. The operation was nationalized under Centromin in 1974. Since the acquisition of the operation by Quenuales in 1997 the mine capacity has been more than doubled. Table 6 shows the historical production of the mine since 1950 and shows the annual capacity increases achieved by Quenuales since 1997.  The table also shows the decreasing grade of the two primary metals since the 1950 to 1960 period.

 Watts, Griffis and McOuat

TABLE 6
YAULIYACU HISTORICAL ANNUAL PRODUCTION

Year(s)	Production TPY	Zn %	Silver g/t	Pb %	Cu %
1950 -1960	290,000	6.45	231	n/a	n/a
1961 - 1970	444,000	4.60	216	n/a	n/a
1971 - 1980	595,000	3.31	182	n/a	n/a
1981 - 1990	802,000	2.63	177	n/a	n/a
1991-1996	646,000	3.35	141	n/a	n/a
1997	776,631	3.12	152	1.19	0.33
1998	801,419	3.25	150	1.00	0.32
1999	954,845	3.56	140	1.11	0.31
2000	1,031,166	3.66	141	1.23	0.31
2001	1,117,901	3.50	143	1.37	0.27
2002	1,215,201	3.43	139	1.43	0.27
2003	1,248,916	3.26	141	1.40	0.24
2004	1,246,847	2.97	154	1.44	0.28
2005	1,239,743	2.92	138	1.31	0.30

16.2

UNDERGROUND OPERATIONS

16.2.1

GENERAL

The Yauliyacu underground mining operation is accessed by a series of adits in the mountainous setting of the mine with the main access located at the 4,510 m asl elevation. The mine has four main operating levels with 23 sublevels at approximately 60 m spacings. The mineralization occurs in a series of steeply dipping veins ranging from 60 to 80° that strike in a northeast and southwest direction. There is a general trend for the veins to converge at depth. Production has been sustained from a combination of narrow vein mining and mining of wider zones in the veins which are referred to as "orebodies" to distinguish them from veins. The operating history has progressed the mining from above the mill elevations to the current mixture of production from both above and below the main haulage level at the 4,510 m asl elevation.

A unique feature of the mining district in the region was the development of the 11.5 km long Graton Tunnel at the 3,300 m elevation that underlies the active mining areas. The tunnel was developed in the 1960s by Cerro de Pasco Corp. in part to access water for the city of Lima. The tunnel now also serves to drain the ground water in the mining district above as well as providing a ventilation opening. The tunnel drains water to the Rimac River which flows to the Pacific coast at Lima.

 Watts, Griffis and McOuat

Since the acquisition of the mine by Quenuales in 1997, the mining operation at Yauliyacu has been progressing towards production from a higher percentage of vein mining with the higher associated costs for both development and production. In 1997, production was sustained by approximately 70% from orebodies and 30% from narrow vein mining. By 2005, the production from orebodies had decreased to 32% of total production with 68% coming from mining veins. This increased level of mining from veins is expected to continue as mining progresses to the lower elevations of the currently defined mineral resource base.

16.2.2

MINING METHODS

The Yauliyacu mining operation currently employs a number of mining methods to extract the mineralization. These include open stoping in the wider "orebody" areas of the veins to narrow vein methods using cut-and-fill and shrinkage. In areas where the geometry of the narrow veins allows, long-hole mining is being used with holes varying between 14 to 18 m in length. In the narrower veins and down to the limit of the mining width, hand held drilling is employed. Currently approximately 60 % of the production is sustained by hand held drilling. Wherever possible, trackless equipment is utilized for drilling and mucking.

Mine planning uses a minimum mining width of 0.8 m which is increased to an actual mining width of 1.1 m with the added dilution.  Mine production of ore and excess waste above the main rail haulage level at 4510 is hauled to an ore and waste pass system in the hanging wall formations that drops it to loading chutes above the rail haulage. To ensure the mine has the ongoing production capacity and flexibility requires the operation to maintain in the order of 90 areas available for production with up to 40 of those active in any particular month.

A system of internal ramps to the main haulage levels is developed in either 3 m by 3 m or 3.5 m by 3.5 m headings to accommodate the mine haulage trucks and access to the main levels with the ore and waste pass dump points. Mine production below the 4510 elevation is handled by a 640 m internal shaft that hoists the ore and waste to the rail haulage level. The shaft has 12 tonne skips and typically handles 80,000 tonnes per month of ore and waste. An adit below the 4510 elevation can also be used to haul ore and waste utilizing the main highway that passes through the valley near the minesite.

 Watts, Griffis and McOuat

16.2.3

MINING EQUIPMENT

Wherever possible the underground operation at Yauliyacu is supported with trackless equipment that, in some cases, is designed for the narrow mining widths encountered. The range of equipment types is extensive with scooptrams from 0.5 cubic yard up to 6 cubic yard Special narrow width jumbo drill carriers are used to allow drilling in narrow veins using electric hydraulic drill technology. The 6 cubic yard scoops are equipped with remote control to allow operation in the wider zones where open stopes can be safely operated.

The electric rail haulage system is used for the transport of personnel, materials and ore and waste on the main 4510 haulage level.

16.2.4

GROUND SUPPORT

In general, the ground conditions at Yauliyacu in the main access and travel ways do not present any special requirements to maintain safe openings. In the early history of the mine more difficult areas and fault zones had timber support installed which still serves some of the mining area accesses where ground conditions warranted.

Ground falls in the active mining areas are an inherent safety issue that have led to the recent loss of lives in the mine. The Rayo vein production area currently presents the most difficult ground stability problems. Quenuales is actively working to raise the level of safety awareness in the workforce to better deal with this issue. There is some application of modern ground control technology but the evolution has not fully paralleled the mechanization of the mine production techniques.

In active production areas, although the ground conditions are usually good, there is limited use of rock bolts or shotcrete for the extra level of support. To ensure active work areas are routinely inspected for stability, mine geologists are being trained to assess and report on ground conditions as part of their regular monitoring of the active mine headings.  In mining areas where backfill is required, waste rock is currently used. Sand backfill has also been used in some of the cut-and-fill areas below the 4510 elevation.

 Watts, Griffis and McOuat

16.2.5

MINE VENTILATION

The underground workings are ventilated by a series of surface ventilation fans located at the portals of adits and raises on surface that have a total capacity of  850,000 cfm. There is a current capital expenditure of US$314,000 planned that will expand the total mine ventilation capacity to 1,100,000 cfm. A series of ventilation doors is installed underground to isolate inactive historical mining areas to control the ventilation flows to the currently active production areas.

The service tunnel below the mine workings that parallels the Granton Tunnel is also integrated into the Yauliyacu ventilation system for the underground workings.

16.2.6

MINE DEWATERING

The Yauliyacu underground mine has a unique dewatering method using the 11.5 km Graton Tunnel developed in the 1960s period of the district to access water for the city of Lima. The tunnel is now used to collect ground water that was interfering with development and operation of the mines above. The quality of the water in the tunnel is continuously monitored by the Quenuales with reviews by the state. The mining operations must closely control any possible sources of contamination in the mine discharges. The Graton Tunnel flow joins the main Rimac River channel flow at the highway and flows to the Pacific coast at Lima.

In order to provide for more capacity for sedimentation and better control of any possible release of non compliant water, Yauliyacu will deepen the mine water settling sumps by 1.5 m on the three main levels of the mine.

16.2.7

MINE DILUTION

The Yauliyacu mining operation applies mine dilution criteria to the resources depending on the geometry and planned mining methods to be used for production. The dilution criteria  is based on the operating history in the mine as well as more recent investigations by Quenuales in comparing mined grades to reserve grades to allow for better reconciliation of mining reserves and production grades.

 Watts, Griffis and McOuat

The dilution criteria ranges from the addition of 0.5 m on both the hanging and footwall of sublevel stoping to the addition of 0.1 m for open stoping in areas where there are good ground conditions.  For shrinkage, sub-level stoping, and cut and fill mining 0.15 m is added with 0.25 m added for the orebody zones to both the hanging wall and footwall. All dilution is added to the resources at a zero grade although some zones of disseminated mineralization occur.

16.3

CONCENTRATOR OPERATIONS

16.3.1

GENERAL

The Yauliyacu concentrator is located immediately adjacent to the main mine access at elevation 4,510 m asl. Despite the steep terrain of the mill location, the installation is a modern milling facility that has been upgraded during the expansion of the capacity to 3,600 tpd in the 1998 to 2001 period. The concentrator has three flotation circuits with the capacity to produce three separate concentrates of zinc, lead and copper but current smelter terms make it more favourable to produce the copper with the lead in a bulk concentrate.

Due to the steep walled valley with the small river and highway, the mill site development was restricted to a small area on east side of the valley. The west side of the valley near the mill site has a reclaimed tailings area which is terraced and protected with concrete retaining walls along the river channel. The operating history of the mine has long since exhausted any near mine or downstream potential for the deposition of tailings. The current operation is required to pump the tailings further up the valley.

16.3.2

CONCENTRATOR FLOWSHEET

The Yauliyacu flowsheet employs two stage fine crushing in a plant located at the mine portal on the 4510 elevation asl with the fine crushed ore stored in four ore storage bins. Primary grinding is carried out in two stage ball milling in closed circuit with hydro cyclones. Both the bulk copper-zinc flotation and the zinc circuits have regrind ball mills with three stages of flotation employed in each circuit. The flowsheet has the capacity to produce copper in a separate concentrate but current smelter terms do not support its production. A separate copper concentrate has not been produced since the second quarter of 2003.

 Watts, Griffis and McOuat

Figure 10.     Yauliyacu concentrator flowsheet

Last revision date: Friday 31 March 2006

Crushing
Fine Ore Storage
Regional Ball Mill
Ball Grinding Mills
Lead/Copper Bulk Flotation
Concentrate Thickness + Filters
Chinchan Tailing Dam
Zinc Flotation
Concentrate Shipping
Tailing Pumps
Optional Copper Flotation

Figure 10.

SILVER WHEATON CORP.

Yauliyacu Mine

Lima Province, Peru

Yauliyacu Concentrator Flowsheet

Capacity 3600 tpd

Graphics by: Watts, Griffis and McOuat

 Watts, Griffis and McOuat

The concentrator tailings are dewatered to a higher density and pumped 5.5 km to a tailings dam located 460 m higher than the mill location using positive displacement pumps. Although the mine has a backfill plant the facility is not currently in operation requiring 100% of the tailings to be pumped to the dam. The metal concentrates are thickened and filtered for truck haulage from the site either to the smelter located in Peru or to an ocean port for transport overseas.

16.3.3

METALLURGICAL RESULTS

During 2005, the Yauliyacu Mill had a zinc recovery of 86.4% to the zinc concentrate and 84.9% lead recovery and 69.6% copper recovery to a bulk concentrate. Silver recovery in the bulk concentrate was 78.7% while 7.1% was recovered in the zinc concentrate. Table 7 shows the Yauliyacu metallurgical results over the last 4 years of operation.

TABLE 7
YAULIYACU CONCENTRATOR OPERATING RESULTS

	2002	2003	2004	2005
Tonnes Milled (x 1000)	1,186	1,249	1,247	1,240
Operating Time (%)	93.0	94.0	93.6	92.9

Head Grade Zn (%)	3.42	3.26	3.25	2.92
Pb (%)	1.43	1.40	1.36	1.31
Cu (%)	0.27	0.27	0.24	0.30
Ag (g/t)	139	141	142	138

Recovery Zn (%)	87.3	87.3	86.2	86.4
Pb (%)	82.5	83.7	85.9	84.5
Cu (%)	64.5	59.8	64.4	69.6
Ag (% to Zn conc.)	7.3	8.3	8.6	7.1
Ag (% to Bulk conc.)	79.2	80.4	81.1	78.7

Zinc Conc. Grade Zn (%)	57.7	58.3	58.1	57.6
Pb (%)	1.6	1.6	1.3	1.1
Cu (%)	1.2	1.3	1.4	1.2
Ag (g/t)	227	257	273	213

Bulk Conc. Grade Pb (%)	51.0	51.5	50.6	45.6
Zn (%)	8.4	8.9	8.7	8.3
Cu (g/t)	8.1	6.4	7.2	8.7
Ag (g/t)	4,753	5,008	5,126	4,463

 Watts, Griffis and McOuat

The Yauliyacu concentrator operating history since the most recent expansion to 3,600 tpd shows a high mechanical availability with the annual operating time consistently above 92%. The metallurgical results in the same period have shown consistent recoveries of the four metals.

Testwork carried out on the various ore types being mined has shown some variation in the metal recoveries which are projected to change the mill recoveries as the ore blends change. In the long range plan the zinc and lead recovery is expected to decrease by approximately 3% and 2% respectively with overall silver recovery projected to remain the same. It is also projected that there will be approximately a 1% increase in recovery of silver to the bulk concentrate with a corresponding reduction in silver recovery to the Zinc concentrate with the overall silver recovery remaining constant.

16.3.4

BACKFILL PLANT

The Yauliyacu mine operation has a backfill plant designed to produce high density paste fill for supplying the underground workings using a portion of the mill tailings. However, the plant has not been successfully operated to date and was not in operation at the time of the site visit. If this plant could be made to operate satisfactorily it would have the combined benefit of reducing the tailings pumping requirements as well as providing the necessary fill required for some of the underground stoping operations.

16.3.5

TAILINGS

The current tailings operation to support the Yauliyacu mining and milling operations are a significant part of the operation due to the location of the tailings dam. The currently active deposition site is located 5.5 km away and 460 m higher than the mill site elevation. The tailings pumping operation uses three positive displacement pumps (800 hp, 700 hp, and 700 hp) for operating and standby capacity to deliver the tailings to the dam. The high density tailings is cycloned at the containment dam with the coarser high density tailings used to build the containment structure and the finer lower density cyclone overflow  directed upstream of the dam.

 Watts, Griffis and McOuat

The dam reclaim system was designed to allow for reclaim of the tailings water through a system of decant structures for deliver back to the mill operation. Due to failure of the decant towers in 2005, the reclaim lines have been closed and the reclaim water is now collected with reclaim pumps located at the upstream extremity of the dam and piped over the containment dam. Drainage water from the catchment basin in which the tailings dam is located is channelled in an open ditch above and around the dam and cascades down the steep slope to the river downstream of the containment structure.

An independent geotechnical analysis of the tailings dam operation in 2004 identified a number of deficiencies with the tailings operation which include the potential for poor separation of a coarse tailings fraction suitable for ongoing dam construction, potential for precipitation events to exceed the tailings reclaim capacity, and the potential for the hydraulic head to increase to critical levels against the containment dam. Geotechnical recommendations by the independent engineering firm, Vector Peru S.A.C., in 2004 included reinforcing the dam with a buttress of mine waste rock deposited at the toe of the dam, constant supervision of the operation, and installation of additional monitoring wells to monitor the hydraulic head in the dam.

At the time of the site visit, it was reported that the precipitation in the form of rain and snow was average. The dam seepage collection system along with general runoff in the area was exceeding the pumping capacity of the seepage collection pond system, with the excess flowing as designed and permitted, into the river. The tailings dam appeared that a hydraulic head could be near the crest of the containment structure especially in the area of sinkhole activity associated with the decant tower failures.  Significant water flows were observed in the drainage diversion ditch around the dam. The tailing dam buttress recommended in 2004 was being constructed but was not complete.

Although the dam has a back slope of 2.5:1 and work is currently on going for installation of the waste rock buttress at the toe of the dam, it is believed that the factor of safety for the dam to sustain abnormal operations or possible storm events is currently less than the normal safety design criteria for structures of this type. The Yauliyacu mine plan requires deposition of the tailings in this site for at least 15 more years which will require raising the current dam elevation by approximately 20 m. WGM regards the dam as a potential risk to the mine operation and recommends that the ongoing stability program be both accelerated and reviewed by an independent third party expert to ensure that the structure is being brought to the required safety design factor on a priority basis.

 Watts, Griffis and McOuat

In addition to the containment structure itself the tailings line operation over an 5.5 km distance of rugged mountainous terrain presents an onerous operating and maintenance program to prevent uncontrolled spills as well as a high availability to support the mill operation.  The very high pressures required to move the tailings against the 460 m elevation requires an extensive maintenance program on the pumps and tailings line as well as the high power cost for the operation.

16.4

MINE WORKFORCE

The operating workforce at the Yauliyacu mine currently totals 1300 with the largest component made up of contractors which total 900 engaged in six separate contracts engaged in the operations with a small service contract engaged in catering, and maintenance of the mine administration. The Yauliyacu operation has 400 employees engaged primarily in management and administration of the mine.

Since the acquisition of Yauliyacu by Quenuales the safety record has shown an improving trend. Although the safety record at Yauliyacu is better than the national average for Peruvian mines, the safety record is considerably lower than the developed world standards. There has been six fatalities since 2004 with two fatalities in 2005.  To help elevate the safety awareness with the workforce, a safety program developed in South Africa, NOSA, has been adopted. It is regarded as the most suitable program to elevate the safety awareness in the workforce in the lifestyle and work environment of the mine. Figure 11 shows the safety statistics for Yauliyacu since 2001.

Analysis of some of the fundamental safety issues as well as the types of accidents has resulted in the company endeavouring to work at some of the conditions that can elevate safety awareness of the workforce both in their home life as well as on the job. This has resulted in significant investments in recent years to upgrade the employee accommodation at the minesite with significant capital investment in the future to expand on the improvements. Work schedules are also being adapted to allow more time for employees to travel and spend time with their families.

 Watts, Griffis and McOuat

Figure 11.     Yauliyacu safety statistics

(DIFR)
4
3
2
1
0
3.36
2.32
1.22
1.4
1.08
0.98
1.32
0.87
1.21
0.62
1998
1999
2000
2001
2002
2003
2004
2005
APM
ANM
Year

Legend:

APM	*Average Peruvian Mines*
ANM	*Average NOSA Mines*

Figure 11.

SILVER WHEATON CORP.

Yauliyacu Mine

Lima Province, Peru

Yauliyacu Safety Stastics

(Disabling Incident Frequency Rate DIFR)

 Watts, Griffis and McOuat

16.5

CAPITAL AND OPERATING COSTS

16.5.1

CAPITAL COSTS

Capital requirements to improve and sustain the Yauliyacu operation have been identified and scheduled in the current life of mine plan. The major portion of the capital budget that has been estimated is required for the exploration drilling and the associated mine development to access drilling stations  to explore the lower levels of the mine between the Graton Tunnel and the current mine workings. The balance of the capital required is to sustain and replace the mine and mill production equipment.

 The Yauliyacu capital estimates include some capital expenditures for tailings as well as studies of the alternative site at Tablachaca. WGM believes that the current requirements to increase the safety factor in the dam at Chinchan as well as study of alternatives for tailings disposal that may be more cost effective for the operation will require additional capital expenditure. WGM has included US$0.75 million for 2006 and 2007 capital estimates to address these issues in the independent forward looking study in addition to the capital estimated by Quenuales. The current capital requirements for the next 5 years used in the WGM forward looking study is shown in Table 8.

TABLE 8
ESTIMATED YAULIYACU CAPITAL COST REQUIREMENTS 2006 TO 2010
(US$ million)

	2006	2007	2008	2009	2010
Mine and Mill Sustaining	6.660	10.626	10.626	8.920	8.884
Exploration and Development	3.062	2.749	2.803	2.785	3.785
Total	9.722	13.375	13.429	11.705	12.669

16.5.2

OPERATING COSTS

The operating costs at Yauliyacu since completion of the expansion have showed an increasing trend due to the increasing cost of fuel and power as well as the increased mining cost of a higher proportion of vein mining. The underground mining costs have a range from $18.49/tonne for the wider higher productivity zones up to $37.00/tonne for the mining the minimum mining widths in the narrower veins. Table 9 shows the mining costs since 2002.

 Watts, Griffis and McOuat

TABLE 9
YAULIYACU OPERATING COST HISTORY
(Per Tonne Milled, 1999 to 2003)

	2002	2003	2004	2005
Tonnes Milled (t x 1000)	1,221	1,249	1,247	1,236
Mining Cost (US$/t)	12.81	12.89	14.15	14.99
Milling Cost (US$/t)	4.44	4.39	4.87	5.12
General & Administrative (US$/t)	3.06	3.08	3.75	4.18
Total (US$/t)*	20.31	20.36	22.77	24.29
* These costs include all costs to the production of concentrates and do not include concentrate shipping and smelting charges.

In recent years Yauliyacu has been exposed to purchasing power at spot market prices which has contributed to some of the increased operating costs of the mine. To address the rising costs, Quenuales has entered into a joint venture to develop a gas turbine power generating facility which is expected to provide the mine with a reduced and fixed cost of power starting in 2007. The power cost is fixed except for a gas royalty which is not expected to appreciably change in the future. These reduced power costs are projected in Quenuales long term mine plan.

Quenuales has based the long term mine plan on the operating cost history with an average cost of US$21.70/tonne in projecting 10 and 15 year mine plans. WGM believes that the ability to maintain this low cost structure will be difficult due to a number of factors. These include an increasing amount of production below the mill elevation and the main haulage level. In essence a higher proportion of the production will have to be moved against gravity as opposed with the assistance of gravity. Additionally, there will be an increasing percentage of narrow vein mining with the associated higher development and production costs. For these reasons, WGM has based its operating cost estimates on higher operating costs than Quenuales long term projections.

 Watts, Griffis and McOuat

17.  MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1

GENERAL

Quenuales estimates the Mineral Reserves by Operative Factors (with respect to tonnage and grade) and by Economic Factors (also with respect to tonnage and grade).  Operative Factors include dilution, recovery with respect to the mining method and a mine call factor.

As of December 31, 2005, the Proven and Probable Mineral Reserves at the Yauliyacu Mine were 2.476 million tonnes at 2.74% Zn, 1.40% Pb, 0.28% Cu and 162 g Ag/t.  The Mineral Reserves, which are reported in addition to Mineral Resources, were estimated by the Quenuales Mine staff according to the standards and definitions incorporated in the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the "JORC Code") and were audited by WGM in accordance with the requirements of NI 43-101 and restated to comply with the Canadian Institute of Mining Metallurgy and Petroleum ("CIM") standards.

Mineral Inventory

	Tonnes (000s)	Zn (%)	Pb (%)	Cu (%)	Ag (g/t)
Mineral Reserves
Proven	1,208	2.75	1.31	0.26	124
Probable	1,268	2.74	1.48	0.29	198
Total	2,476	2.74	1.40	0.28	162

Mineral Resources
Measured	2,107	4.45	2.28	0.47	265
Indicated	3,012	4.46	2.47	0.54	353
Total	5,119	4.46	2.39	0.51	317

Inferred Resources	6,886	3.83	2.07	0.47	293

Mineral Resources are not known with the same degree of certainty as Proven and Probable Mineral Reserves and do not have demonstrated economic viability.

The Qualified Person responsible for the audit and restatement of the Yauliyacu Mineral Reserve and Resource estimates was Velasquez Spring, P.Eng., Senior Geologist.

 Watts, Griffis and McOuat

Official figures for the silver grades at Yauliyacu are reported in ounces per metric tonne.  For clarity WGM has converted them to g/t using a conversion factor of 31.104 g per troy ounce.

Quenuales Approach

Quenuales estimates the Mineral Reserves by Operative Factors (with respect to tonnage and grade) and by Economic Factors (also with respect to tonnage and grade).  Operative Factors include dilution, recovery with respect to the type of mining and a MCF.

Volume Estimate

The sample data are posted daily on level plans at a scale of 1:250 and a geologist (geologists are assigned to separate blocks) and defines the limits of mineralization across and along the vein to determine the block lengths for mining and mineral reserve estimation.  The data are then transferred to longitudinal sections and the volume of the block is calculated based on the average width of the vein and the measured longitudinal area (by AutoCAD) corrected for the dip of the vein, and plots at a scale of 1:2,000.

The area of the block is obtained from the longitudinal section of the block multiplied by its height.  The height of each block is variable depending upon the block's location.  Normally the distance between levels corresponds to the sum of the measured and indicated resources.  The volume of block is the area calculated from the longitudinal section multiplied by the vein's true width of mineralization i.e., corrected for dip.  A minimum width of 0.80 m is used except in stopes to be mined by open stopes where the width could be less but the vein width is calculated to 0.80 m by incorporating dilution of 0.0 grade material.

The tonnage of each block is obtained by multiplying the volume by the specific gravity ("SG") determined by the metallic content (grades) of the mineral in the block.  The enclosing rock is considered to have a SG of 2.65 g/cm3.

In the 1998 Mineral Resource Inventory, a constant SG had been employed.  However, in 1999, a new SG based on the assayed contents of Zn, Pb, Cu and considering that all the zinc content in the analysis was due to sphalerite, the lead content due to galena, and the copper content due to chalcopyrite, and based on the SG of those specific minerals and the percent of element in the minerals, the new SG formula was developed as follows:

 Watts, Griffis and McOuat

SG =	100-	%Pb + 0.866	%Zn + 0.67	%Cu 0.346	x 2.65	+	%Pb 0.866	x 7.5	+	%Zn 0.67	x 4.0	+	%Cu 0.346	x 4.2
100

Grade

The grade of the blocks are determined by the weighted average of the samples of the channel and the existing drillholes.

The estimated blocks corresponding to inferred resources are those blocks located in areas previously worked where it was not possible to resample previously sampled areas to verify the reported values and the grade considered is a weighted average of the adjacent blocks.

Minimum Grade

Blocks whose metal content have a minimum value of US$18.00/t after applying factors for recovery, dilution and the MCF are considered for classification as a resource.  The cost of the appropriate mining method is then considered, and those blocks exceeding this value are reported. Blocks who mineral value is greater than US$18.00/t but less than the minimum value necessary for the method of mining considered for the block are considered as a marginal resource.

Accessibility

Blocks that could be readily accessed with equipment from existing workings or located in areas where by minor development or rehabilitation of the workings access with equipment could be had are classified as accessible.  Inaccessible blocks are those blocks requiring considerable development to be accessed with equipment.

In new work areas, the average grade is corrected for erratic high values.  A value is considered erratic if the average value of the product of grade of the channel by its length is greater than 1.5 times the average of the product of length by grade of all the available channel in the block.  The value of the erratic is substituted by the 1.5 times value.

Below Level 3900 to Level 3590, the grade of the blocks for mineral resource estimation are obtained by the weighting of the average values of the workings in Level 3650 and the average value of the drillholes.  Below Level 3590 to Level 3470, the grade of the estimated blocks is the average of the values of the drillholes in the area of influence of the block (as determined by Datamine).  In this area, the blocks have a length of 100 m by 62-64 m of height.  The area of influence considered is 50 m on each side and 30 m the vertical.

 Watts, Griffis and McOuat

Mineable Resources

Mineral Resources are those blocks whose minimum value is above the minimum value for the type of mining considered for the block.

Marginal Mineral Resources are those blocks with value above $18.00 but below the value of the selected mining method for the block.

Proven Mineral Reserves

Proven Mineral Reserves are those Measured Resources that are accessibly and can be economically worked under the technical/economical conditions considered.  Those conditions include the mining method, dilution, cutoff grade, mine recovery, recovery of broken ore and the MCF, metallurgical treatment and metal prices.

Probable Mineral Reserves

Ore contained in blocks of Indicated Mineral Resources that can be economically worked under the technical/economical conditions considered are reported as Probable Mineral Reserves.

Mining Methods

To define Mineral Reserves, the following mining methods are considered:

Cut-and-Fill

Cut-and-fill mining is applied in narrow veins or where the wallrocks are very fractured or altered.  It has good selectivity, low productivity and a high cost.  Hydraulic fill has been used for backfilling in some areas below elevation 4,210 m asl and with surface waste material used for backfill above elevation 4,210 m asl.

In order to have good results with this mining method, it is fundamental that there is available fill and the method requires a thorough cleaning of the muck after blasting to avoid dilution or mineral losses.

 Watts, Griffis and McOuat

Cut-and-fill mining is considered when the mineralization has a minimum width of 0.8 m.  Cut-and-fill mining is also considered in narrow veins when mining is conventional and by mechanized mining when the width of the mineralization is constant.  Cut-and-fill mining is considered in breast mining when the vein is narrow and required timber supports and is conventionally mined.

Sublevel Stoping

Sublevel stoping is applied in narrow veins (width of mineralization greater than 1.5 m) or in cuerpos (width greater than 4 m) with good continuity of mineralization and good wallrocks.  It is less selective mining, high productivity and low cost.  Typically most sublevel stopes are backfilled.

Open Stopes

Open stoping is applied to very narrow veins with good wallrock conditions.  The minimum mining width is 0.80 m and the workings are not filled.  The wallrocks are supported by timber or natural rock pillars.

Mine Recovery

Recovery factors are applied with respect to the mining method used.  Mineralization not recovered remains as pillars.  For cut-and-fill mining, a recovery factor of 85% of the block is estimated.  For sublevel stoping and open slope mining a recovery factor of 90% is estimated.  Both factors are based on reconciliation of historic mining.

Dilution

Dilution is calculated based on the mining method used.  Table 10 lists the estimated waste panel for the various types of mining.

 Watts, Griffis and McOuat

TABLE 10
DILUTION BY MINING METHOD

Mining Method	Waste Panels on Veins/Cuerpos
Cut-and-fill (veins)	0.15 m
Cut-and-fill (cuerpos)	0.25 m
Sublevel stoping (veins)	0.50 m
Shrinkage (veins)	0.15 m
Cut-and-fill (by breasting on veins)	0.15 m
Open stoping (veins)	0.10 m

Recovery of Ore During Mining

A recovery of 95% of the tonnage of each block mined is considered the recovery factor.

Mine Call Factor

In cuerpos, a 0.80 MCF is applied to the Zn, Pb, Cu and Ag grades.

In veins, a 0.80 MCF is applied to the Zn, Pb and Cu grades and a 0.70 MCF for the silver grade.  These factors are approximate as insufficient statistical data are available to make the corrections due to errors in sample grades, losses of fine mineral and other differences.  The 0.70 MCF correction factor applied to the silver grades in veins resulted from production figures from the years 2000 through 2002.  Furthermore the preliminary results of a resampling study indicate a reduction of the silver grade by 15%.

Cutoff Grade

A variable cutoff grade according to the operational cost of the mining method used in each block is applied in Table 11.

 Watts, Griffis and McOuat

TABLE 11
OPERATION COST, MINING METHOD

Type of Mining	Minimum Cost (US$/t)
Cut-and-fill (overhand stoping)	$33.00
Cut-and-fill (cuerpo)	21.97
Cut-and-fill (mechanized vein mining)	21.97
Cut-and-fill (breast mining)	42.44
Sublevel stoping (cuerpo mining)	18.49
Sublevel stoping (narrow veins)	20.81
Shrinkage	32.15
Open Stope	37.22

Metallurgical Treatment Year 2005	Pb (%)	Cu (%)	Ag %
Recovery: Bulk Concentrate	87.01	66.23	81.35
Zinc Concentrate	88.68		7.31

Grades: Bulk Concentrate	8.0	7.61	170.65
Zinc Concentrate	1.19

Metal Values in Concentrates	US$/t	US$/lb	US$/oz
Zn	US$1,050	0.4763
Pb	750	0.3402
Cu	2,750	1.2474
Ag			$6.00

The present sale conditions for both concentrates will continue.

Value of the Ore

The following is the formula to determine the value of the ore (tonnes).

Value in US$= (%Zn x 4.444)+(%Pb x 2.625)+(%Cu x 10.037)+(oz Ag x 4.545)

Reconciliation Between Reserves and Production

The most useful test of a mineral reserve estimate at an operating mine is a review of the tonnes and grade predicted by the reserve estimate against the results of production from the same area.  Although successful mining operations have been conducted at the Yauliyacu mine over several years reconciliation between predicted Mineral Reserves and production has not been achieved.  To address this problem, Quenuales undertook a critical review of all phases of their operations of sampling, analyzing, mining and milling and have introduced throughout their mining activity, several improvements to achieve reconciliation.

 Watts, Griffis and McOuat

Also the introduction of the reclassification of the Yauliyacu Mineral Resources/Reserves to conform to the JORC code from the past-in-house Matsag Peru methodology has made comparisons with past years very difficult.

WGM believes application of the JORC system for classifications of Mineral Reserves from Mineral Resources at Yauliyacu will make the reconciliation possible in the future.  Nonetheless the mine has successfully maintained a constant Mineral Resource total year after year by successful exploration to add new resources to the base and replenish the tonnage that was mined during the year.

17.2

MINERAL RESOURCES/RESERVES

The following details the Mineral Inventory of Empresa Minera Los Quenuales S.A. Unidad Yauliyacu as of December 31, 2005, that has been rigorously applied following the JORC Code.

The following are the categories of the insitu Mineral Resources:

Category	Tonnes (000s)	Width (m)	Zn (%)	Pb (%)	Cu (%)	Ag (g/t)
Measured	2,107	1.92	4.45	2.28	0.47	265
Indicated	3,012	2.04	4.46	2.47	0.54	353
Total	5,119	2.30	4.46	2.39	0.51	317

Inferred	6,886	2.22	3.83	2.07	0.47	293

Additional Quenuales have subdivided Mineral Resources into accessible (machine accessible) and inaccessible (may be accessible by person but not by machine or not accessible) based on operational objectives.

 Watts, Griffis and McOuat

	Tonnes (000s)	Width (m)	Zn (%)	Pb (%)	Cu (%)	Ag (g/t)
Accessible Resources	(development exists)
Measured	1,346	2.62	4.04	1.90	0.39	201
Indicated	1,445	2.09	3.96	2.11	0.43	321
Total	2,791	2.36	4.00	2.01	0.41	263

Inaccessible Resources	(development required)
Measured	761	1.20	5.18	2.96	0.60	379
Indicated	1,567	1.63	4.92	2.80	0.65	383
Total	2,328	1.42	5.00	2.85	0.63	382

Grand Total	5,119	1.89	4.45	2.39	0.51	317

Inferred Resources	6,866	2.22	3.83	2.07	0.47	2.93

Mineral Resources are not known with the same degree of certainty as Proven and Probable Mineral Reserves and do not have demonstrated economic viability.

The Mineral Resources were subjected to Operative Factors (dilution, recovery by method of mining, mine recovery, and mine call factor) and by Economic Factors (metal prices, mining costs, mineral value and metallurgical recovery) to obtain Mineral Reserves (Table 12).

TABLE 12
MINERAL RESERVES

	Tonnes	Width (m)	Zn (%)	Pb (%)	Cu (%)	Ag (g/t)	US$/t
Proven	1,208,080	3.33	2.74	1.31	0.26	124	46.08
Probable	1,268,040	2.68	2.74	1.48	0.29	198	58.65
Total	2,476,120	3.00	2.74	1.40	0.28	162	52.50

Veins
Proven	656,020	2.07	2.93	1.54	0.29	139	50.81
Probable	862,740	1.57	2.72	1.60	0.32	230	64.36
Total	1,518,760	1.79	2.81	1.57	0.31	191	58.51

Cuerpos
Proven	552,060	4.83	2.52	1.04	0.23	105	40.46
Probable	405,300	5.05	2.78	1.24	0.23	128	46.47
Total	957,360	4.92	2.68	1.12	0.23	115	43.00

 Watts, Griffis and McOuat

During 2004, the mine produced 1,279,336 t of ore while the plant treated 1,246,847 t. There was 8,728.86 m of exploration and development and 635,992 t of Mineral Resources developed, given a ratio of 142.84 t/m of advance.

The present Inventory of Mineral Reserves of the Yauliyacu Mine increased in 79,930 t when compared with the Mineable Reserve Inventory of 2004.

17.3

DEFINITIONS

The classification of mineral resources and mineral reserves used in this report conforms with the definitions provided in the final version of National Instrument 43-101 ("NI 43-101"), which came into effect on February 1, 2001, and revised on December 11, 2005.  We further confirm that, in arriving at our classification, we have followed the guidelines and standard adopted by the Council of the Canadian Institute of Mining Metallurgy and Petroleum ("CIM").  The relevant definitions for the CIM Standards/NI 43-101 are as follows:

A Mineral Resource is a concentration or occurrence of diamonds, natural, solid, inorganic or fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

 Watts, Griffis and McOuat

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

 Watts, Griffis and McOuat

18.  OTHER RELEVANT DATA AND INFORMATION

18.1

MARKETING AND COMMERCIAL MATTERS

In addition to ownership of controlling interest in Yauliyacu, Quenuales has other business interests that include silver production as well as smelting capacity that serve Yauliyacu as well as other mining operations in Peru.

18.2

ENVIRONMENTAL

The Yauliyacu Mine operation has no issues with compliance with the water quality requirements of the state. The mine has two main points monitoring point located at the tailings dam and at the Graton Tunnel.  with two additional points at the mine entrances. the water quality is monitored for iron, lead, zinc, pH,  total cyanide, temperature, quantity and total suspended solids. Over the past two years the mine the water discharges have remained compliant.

The receiving waters for the mine water discharge ultimately is used by the city of Lima and requires the mine to recycle as much water as possible as well as maintaining close control of the mine water discharge. Due to the steep slope of the valley and the river bed and frequent slides, the river water quality has an elevated natural background of suspended solids. Despite the natural level condition of the Rimac River, the state plans to decrease the suspended solid level required for compliance in November 2006.

The mine is located an area that is primarily industrial with few dwellings that are not associated with the mine operation. There are no issues with noise or air quality associated with the mine. The center of the valley near the mine has a busy highway with heavy truck haulage on steep grades as well as a railway operation.

 Watts, Griffis and McOuat

18.3

FORWARD LOOKING STUDY

As part of its mandate, WGM has prepared an Excel Spreadsheet to develop a Forward looking study ("FLS") on the Yauliyacu Mineral Reserves and Resources to predict if the mine could sustain the silver production purchase by Silver Wheaton.  This study uses some Inferred Resources which are outside of the CIM/NI 43-101 classifications and the reader is cautioned that the grade and tonnage figures used in this study are conceptual in nature and there is no certainty that a viable operation will be realized.

The Mineral Reserve/Resource figures in the FLS have been combined into uniform grades over the life of 20 year operation.  Although the total presently outlined Mineral Reserve/Resource figure, only accounts for half of the 20 year period, WGM is confident that additional Mineral Reserves will be found down to the level of the Graton Tunnel where the principle Vein C has been intersected, sampled and drilled.  Inaccessible Inferred Mineral Resources were not included.  All other Mineral Resource figures blocks have been factored for the mining method to be employed: dilution by mining method, cutoff grade, mine recovery, mine call factor, metallurgical recovery, and price of metals to determine the block value in US$.

This spreadsheet is based on data supplied to WGM by Silver Wheaton, but most of the underlying data was originally compiled by Quenuales. The basis elements of the WGM spreadsheet are:

•

US Dollars;

•

Constant dollars (i.e. no inflation);

•

Metric units unless otherwise noted;

•

The start date is April 1, 2006;

•

WGM has used the current reserves and resources and then extrapolated them out for 20 years;

•

The production rate is 1.26 million tonnes per year of ore;

•

Yauliyacu produces two concentrates; a zinc concentrate and a "bulk" concentrate containing payable lead, copper and silver.  The recoveries to these concentrates are based on recoveries achieved in 2005;

 Watts, Griffis and McOuat

•

Capital costs are based on the ("Budget Official" 2005-2014).  Average capital costs have been projected out to 2025. Capital costs in 2006 and 2007 have been increased by $500,000 (each year) to pay for tailings containment studies that WGM believes are required;

•

Operating costs are based on Yauliyacu’s average operating costs for 2005.  Operating costs were increased by 1% per year for the first 4 years and then held constant.  This is to reflect the increase in operating costs that WGM foresees due to mining narrower and deeper deposits;

•

WGM has estimated metal prices based on current metal prices and projected long term metal prices;

•

Since Silver Wheaton will be paying $3.90 per oz for 4.75 million ounces of silver per year, the model deducts the difference between the projected price and the $3.90 for the silver sold to Silver Wheaton;

•

This is a pre tax calculation;

•

No working capital has been added or deducted as the mine is assumed to be ongoing;

•

WGM has applied long-term assumptions based on existing smelter contracts for the zinc and bulk concentrates as obtained from Quenuales; and

•

Zinc concentrate is trucked to Callao port, Lima, to be shipped abroad.

18.4

SENSITIVITY

WGM has examined the sensitivity of the Yauliyacu Project pre-tax net cash flow to changes in metal prices and capital and operating costs.  In the worst case scenario, with metal prices reduced by 20%, the project still shows a positive net cash flow of $5 million.  The NCF is most sensitive to changes in metal prices, followed by operating costs and then capital costs.  For instance, if metal prices are reduced by 20%, then the project NCF is reduced from US$175.8 million to US$5.1 million.  A 20% increase in operating costs reduces the NCF to US$50.4 million and a 20% increase in capital costs reduces the NCF to US$128.1 million.

TABLE 13
SENSITIVITY OF PRE-TAX NET CASH FLOW TO CHANGES IN
METAL PRICES AND OPERATING AND CAPITAL COSTS

Change	Metal Prices	Operating Costs	Capital Costs
-20%	5.1	301.3	223.6
-15%	47.8	269.9	211.7
-10%	90.5	238.5	199.7
-5%	133.2	207.2	187.8
Base	175.8	175.8	175.8
+5%	218.5	144.5	163.9
+10%	261.2	113.1	152.0
+15%	303.9	81.8	140.0
+20%	346.6	50.4	128.1

Watts, Griffis and McOuat

TABLE 14
PROJECT CASH OPERATING PROFIT TO YAULIYACU WITH SILVER SOLD FORWARD TO SILVER WHEATON

		Total/
	Units	Average	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
METAL PRICES
Zinc	US$/t	1,559	2,400	2,000	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500
Lead	US$/t	803	1,100	1,060	880	770	770	770	770	770	770	770
Copper	US$/t	3,062	4,900	4,200	3,300	2,900	2,900	2,900	2,900	2,900	2,900	2,900
Silver	US$/oz	8.32	11.00	11.00	9.00	8.00	8.00	8.00	8.00	8.00	8.00	8.00

PRODUCTION
Ore Mined and Milled	kt	24,885	945	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260
Accum. Ore Mined and Milled	kt	24,885	945	2,205	3,465	4,725	5,985	7,245	8,505	9,765	11,025	12,285

Metal Grades	%	2.69%	2.69%	2.69%	2.69%	2.69%	2.69%	2.69%	2.69%	2.69%	2.69%	2.69%
Zinc	%	1.42%	1.42%	1.42%	1.42%	1.42%	1.42%	1.42%	1.42%	1.42%	1.42%	1.42%
Lead	%	0.28%	0.28%	0.28%	0.28%	0.28%	0.28%	0.28%	0.28%	0.28%	0.28%	0.28%
Copper	oz/t	5.52	5.52	5.52	5.52	5.52	5.52	5.52	5.52	5.52	5.52	5.52
Silver
Recoveries to Zinc Concentrate	%	86.7%	86.7%	86.7%	86.7%	86.7%	86.7%	86.7%	86.7%	86.7%	86.7%	86.7%
Zinc	%	6.6%	6.6%	6.6%	6.6%	6.6%	6.6%	6.6%	6.6%	6.6%	6.6%	6.6%
Silver
Recoveries to Bulk Concentrate	%	86.0%	86.0%	86.0%	86.0%	86.0%	86.0%	86.0%	86.0%	86.0%	86.0%	86.0%
Lead	%	70.3%	70.3%	70.3%	70.3%	70.3%	70.3%	70.3%	70.3%	70.3%	70.3%	70.3%
Copper	%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%
Silver
Zinc Concentrate	dmt	1,006	38,197	50,929	50,929	50,929	50,929	50,929	50,929	50,929	50,929	50,929
Concentrate Shipped	%	57.7%	57.7%	57.7%	57.7%	57.7%	57.7%	57.7%	57.7%	57.7%	57.7%	57.7%
Zinc Grade	oz/t	9.01	9.01	9.01	9.01	9.01	9.01	9.01	9.01	9.01	9.01	9.01
Silver Grade	kUS$	442,055	27,062	29,758	21,547	21,393	21,393	21,393	21,393	21,393	21,393	21,393
Net Smelter Revenue
Lead Concentrate	dmt	661	25,088	33,450	33,450	33,450	33,450	33,450	33,450	33,450	33,450	33,450
Concentrate Shipped	%	46%	46%	46%	46%	46%	46%	46%	46%	46%	46%	46%
Lead Grade	%	7.41%	7.41%	7.41%	7.41%	7.41%	7.41%	7.41%	7.41%	7.41%	7.41%	7.41%
Copper Grade	oz/t	166.3	166.3	166.3	166.3	166.3	166.3	166.3	166.3	166.3	166.3	166.3
Silver Grade	kUS$	1,014,076	53,530	69,890	56,097	49,092	49,092	49,092	49,092	49,092	49,092	49,092
Net Smelter Revenue
Total Net Smelter Revenue	kUS$	1,456,131	80,592	99,649	77,643	70,485	70,485	70,485	70,485	70,485	70,485	70,485

OPERATING COSTS
Mine	kUS$	386,956	14,307	19,265	19,454	19,643	19,643	19,643	19,643	19,643	19,643	19,643
Plant	kUS$	132,169	4,887	6,580	6,645	6,709	6,709	6,709	6,709	6,709	6,709	6,709
Maintenance	kUS$	43,110	1,594	2,146	2,167	2,188	2,188	2,188	2,188	2,188	2,188	2,188
Indirect	kUS$	64,794	2,396	3,226	3,257	3,289	3,289	3,289	3,289	3,289	3,289	3,289
Sub-Total	kUS$	627,028	23,184	31,218	31,524	31,830	31,830	31,830	31,830	31,830	31,830	31,830

Cash Operating Profit	kUS$	829,103	57,408	68,431	46,120	38,656	38,656	38,656	38,656	38,656	38,656	38,656
Less: Silver Forward Differential	kUS$	414,319	25,294	33,725	24,225	19,475	19,475	19,475	19,475	19,475	19,475	19,475
Exploration & Development	kUS$	180,560	6,660	10,626	10,626	8,920	8,884	8,884	8,884	8,884	8,884	9,028
Other Capital	kUS$	58,378	3,062	2,749	2,803	2,785	3,785	3,419	1,966	2,666	3,034	2,919
Net Cash Operating Profit	kUS$	175,846	22,392	21,331	8,466	7,475	6,511	6,878	8,331	7,630	7,262	7,234

Watts, Griffis and McOuat

TABLE 15
PROJECT CASH OPERATING PROFIT TO YAULIYACU WITH SILVER SOLD FORWARD TO SILVER WHEATON

(continued)

	Units	Total Average	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
METAL PRICES
Zinc	US$/t	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500
Lead	US$/t	770	770	770	770	770	770	770	770	770	770	770
Copper	US$/t	2,900	2,900	2,900	2,900	2,900	2,900	2,900	2,900	2,900	2,900	2,900
Silver	US$/oz	8.00	8.00	8.00	8.00	8.00	8.00	8.00	8.00	8.00	8.00	8.00

PRODUCTION
Ore Mined and Milled	kt	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260	1,260
Accum. Ore Mined and Milled	kt	13,545	14,805	16,065	17,325	18,585	19,845	21,105	22,365	23,625	24,885	24,885
Metal Grades
Zinc	%	2.69%	2.69%	2.69%	2.69%	2.69%	2.69%	2.69%	2.69%	2.69%	2.69%	2.73%
Lead	%	1.42%	1.42%	1.42%	1.42%	1.42%	1.42%	1.42%	1.42%	1.42%	1.42%	1.43%
Copper	%	0.28%	0.28%	0.28%	0.28%	0.28%	0.28%	0.28%	0.28%	0.28%	0.28%	0.30%
Silver	oz/t	5.52	5.52	5.52	5.52	5.52	5.52	5.52	5.52	5.52	5.52	5.67
Recoveries to Zinc Concentrate
Zinc	%	86.7%	86.7%	86.7%	86.7%	86.7%	86.7%	86.7%	86.7%	86.7%	86.7%	86.7%
Silver	%	6.6%	6.6%	6.6%	6.6%	6.6%	6.6%	6.6%	6.6%	6.6%	6.6%	6.6%
Recoveries to Bulk Concentrate
Lead	%	86.0%	86.0%	86.0%	86.0%	86.0%	86.0%	86.0%	86.0%	86.0%	86.0%	86.0%
Copper	%	70.3%	70.3%	70.3%	70.3%	70.3%	70.3%	70.3%	70.3%	70.3%	70.3%	70.3%
Silver	%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%
Zinc Concentrate
Concentrate Shipped	dmt	50,929	50,929	50,929	50,929	50,929	50,929	50,929	50,929	50,929	50,929	51,686
Zinc Grade	%	57.7%	57.7%	57.7%	57.7%	57.7%	57.7%	57.7%	57.7%	57.7%	57.7%	57.7%
Silver Grade	oz/t	9.01	9.01	9.01	9.01	9.01	9.01	9.01	9.01	9.01	9.01	9.12
Net Smelter Revenue	kUS$	21,393	21,393	21,393	21,393	21,393	21,393	21,393	21,393	21,393	21,393	21,738
Lead Concentrate
Concentrate Shipped	dmt	33,450	33,450	33,450	33,450	33,450	33,450	33,450	33,450	33,450	33,450	33,686
Lead Grade	%	46%	46%	46%	46%	46%	46%	46%	46%	46%	46%	46%
Copper Grade	%	7.41%	7.41%	7.41%	7.41%	7.41%	7.41%	7.41%	7.41%	7.41%	7.41%	7.89%
Silver Grade	oz/t	166.3	166.3	166.3	166.3	166.3	166.3	166.3	166.3	166.3	166.3	169.7
Net Smelter Revenue	kUS$	49,092	49,092	49,092	49,092	49,092	49,092	49,092	49,092	49,092	49,092	50,584

Total Net Smelter Revenue	kUS$	70,485	70,485	70,485	70,485	70,485	70,485	70,485	70,485	70,485	70,485	72,322

OPERATING COSTS
Mine	kUS$	19,643	19,643	19,643	19,643	19,643	19,643	19,643	19,643	19,643	19,643	19,643
Plant	kUS$	6,709	6,709	6,709	6,709	6,709	6,709	6,709	6,709	6,709	6,709	6,709
Maintenance	kUS$	2,188	2,188	2,188	2,188	2,188	2,188	2,188	2,188	2,188	2,188	2,188
Indirect	kUS$	3,289	3,289	3,289	3,289	3,289	3,289	3,289	3,289	3,289	3,289	3,289
Sub-Total	kUS$	31,830	31,830	31,830	31,830	31,830	31,830	31,830	31,830	31,830	31,830	31,830

Cash Operating Profit	kUS$	38,656	38,656	38,656	38,656	38,656	38,656	38,656	38,656	38,656	38,656	40,492
Less: Silver Forward Differential	kUS$	19,475	19,475	19,475	19,475	19,475	19,475	19,475	19,475	19,475	19,475	19,475
Exploration & Development	kUS$	9,028	9,028	9,028	9,028	9,028	9,028	9,028	9,028	9,028	9,028	9,028
Other Capital	kUS$	2,919	2,919	2,919	2,919	2,919	2,919	2,919	2,919	2,919	2,919	2,919
Net Cash Operating Profit	kUS$	7,234	7,234	7,234	7,234	7,234	7,234	7,234	7,234	7,234	7,234	9,070

Watts, Griffis and McOuat

Figure 12.     Pre-tax sensitivity analysis

400
300
200
100
0
NCF (US$ millions)
-20%
-15%
-10%
-5%
Base
+5%
+10%
+15%
+20%
Percentage Changes in Metal Prices and Costs
Legend:
Metal Prices
Operating Costs
Capital Costs

Graphics by: Watts, Griffis and McOuat

Figure 12.

SILVER WHEATON CORP.

Yauliyacu Mine

Lima Province, Peru

Pre-Tax Sensitivity Analysis

(Metal Prices, Capital and Operating Cost)

Watts, Griffis and McOuat

19.  INTERPRETATION AND CONCLUSIONS

Overall, WGM concludes that there are no fatal flaws in the Yauliyacu Mine operation.  WGM draws specific conclusions as follows:

•

Using reasonable economic assumptions, the future Yauliyacu operation will be financially viable and will be able to deliver the required 4.75 million ounces of silver per year required by the agreement and there is excellent potential based on the mine history and the known mineral potential that the reserve base will be continuously increased to fulfil at least 20 years of  production;

•

SLW has some protection because the scheduled annual silver production is projected to be 6.0 million oz of silver   versus the required 4.75 million oz;

•

Yauliyacu is a well managed operation that is taking all the necessary actions to ensure  safety and that the plant and equipment will be capable of achieving the production and costs presented in their life of mine plan;

•

High priority is required to fully understanding the risk and safety factor required in the tailing dam design and operation and that any deficiencies be addressed on a priority basis;

•

There is a reasonable expectation that more cuerpos (wide zones in the vein) will be found than anticipated in the mine plan that will positively impact mineral  reserves as well as costs and productivities;

•

Quenuales has made significant progress in definition of mineral reserves (QA/QC) that can be more accurately reconciled with production which was a significant problem with the operation; and,

•

The reader is cautioned that the reported mineral grades of the Mineral Resources are considerably different from the mineral grades of the Mineral Reserves. While mining dilution plays a large role in this difference Yauliyacu currently reconciles some of this difference by applying an additional Mine Call Factor ("MCF") to the mineral grades of the Mineral Resources during conversion to Mineral Reserves.  WGM believes that the need for a MCF is due primarily to additional dilution, mining loss and mine recovery, and that ongoing studies are required.  Nonetheless, the mine has been in successful operation for more than 100 years and WGM has applied the appropriate Mineral Resource conversion factors in its assessment of the resource risk.

Watts, Griffis and McOuat

20.  RECOMMENDATIONS

Following review of the Yauliyacu operational data in conjunction with observations and discussions with the operating management during the site visit WGM makes the following recommendations:

•

The exploration program planned for the areas with excellent exploration potential below the existing mine workings and above the Graton Tunnel that is in progress should  be continue  to be aggressively pursued to allow the long term mine plan to be better defined on the basis of a higher proportion of mineral reserves;

•

The program to more accurately reconcile the mineral reserves to the mine production results should continue to be carried out to develop this important management tool for the operation; and,

•

That Quenuales initiate a tailings study that considers all options available to the mine including alternative sites, alternative technology (filtering and dry handling) as well as the ability of the current tailings operation to sustain a hundred year storm event. WGM understands that Yauliyacu mine management has initiated this review.

Watts, Griffis and McOuat

CERTIFICATES

To Accompany the Report titled

"A Technical Review on the Yauliyacu Lead/Zinc Mine, Junin Province, Peru

for Silver Wheaton Corp." dated April 10, 2006

I, Velasquez Spring, do hereby certify that:

1.

I reside at 1020 Walden Circle, Unit 17, Mississauga, Ontario, Canada, L5J 4J9.

2.

I am a graduate from the University of Toronto, Toronto, Ontario with a B.A.Sc. Degree in Applied Geology (1957), and I have practised my profession continuously since that time.

3.

I am a Professional Engineer licensed by Professional Engineers Ontario (Membership Number 43927011).

4.

I am a Senior Geologist with Watts Griffis and McOuat Limited, a firm of consulting geologists and engineers, which has been authorized to practice professional engineering by Professional Engineers Ontario since 1969.

5.

I am a qualified person for the purpose of NI 43-101 with regard to a variety of mineral deposits and have knowledge and experience with Mineral Resource and Mineral Reserve estimation parameters and procedures.

6.

I visited the Yauliyacu Mine and Quenuales head office in Lima during February 5 and 8, 2006.  I was responsible for sections 1 through 15, 17 and 18, and I collaborated with my colleague at WGM in the preparation of the Summary and Conclusions and Recommendations sections of the report.

7.

I have no personal knowledge as of the date of this certificate of any material fact or change, which is not reflected in this report, and I have had no prior involvement with the Yauliyacu property.

8.

Neither I, nor any affiliated entity of mine, is at present, under an agreement, arrangement or understanding or expects to become, an insider, associate, affiliated entity or employee of Silver Wheaton Corp., or any associated or affiliated entities.

9.

Neither I, nor any affiliated entity of mine own, directly or indirectly, nor expect to receive, any interest in the properties or securities of Silver Wheaton Corp., or any associated or affiliated companies.

Watts, Griffis and McOuat

10.

Neither I, nor any affiliated entity of mine, have earned the majority of our income during the preceding three years from Silver Wheaton Corp., or any associated or affiliated companies.

11.

I have read NI 43-101 and Form 43-101F1 and have prepared the technical report in compliance with NI 43-101 and Form 43-101F1; and have prepared the report in conformity with generally accepted Canadian mining industry practice, and as of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

signed and sealed by

" Velasquez Spring "

Velasquez Spring, P.Eng., B.A.Sc.

April 10, 2006

Watts, Griffis and McOuat

CERTIFICATE

To Accompany the Report titled

"A Technical Review on the Yauliyacu Lead/Zinc Mine, Junin Province, Peru

for Silver Wheaton Corp." dated April 10, 2006

I, G. Ross MacFarlane, do hereby certify that:

1.

I reside at 1302 Woodgrove Place, Oakville, Ontario, Canada, L6M 1V5.

2.

I am a graduate of the Technical University of Nova Scotia, Halifax, Nova Scotia, with a Bachelor of Engineering, Mining with Metallurgy Option in 1973 and have practiced my profession since that time.

3.

I am a Professional Engineer licensed by Professional Engineers Ontario (Registration Number 28062503).

4.

I am a Senior Associate Metallurgical Engineer with Watts, Griffis and McOuat Limited, a firm of consulting engineers and geologists, which has been authorized to practice professional engineering by Professional Engineers Ontario since 1969.

5.

I have more than 25 years of experience in the operation, evaluation, and design of mining and milling operations.

6.

I am a Qualified Person for the purposes of NI 43-101 because of my knowledge of and experience with a wide variety of mining and processing operations.

7.

I visited the Yauliyacu Mine and Quenuales head office in Lima during February 5 and 8, 2006.  I collaborated with colleagues at WGM in the preparation of the Summary and Conclusions and Recommendations sections of the report.  I have reviewed all of the technical data regarding the mining and processing operation as provided by the mine management.

8.

I have no personal knowledge as of the date of this certificate of any material fact or change, which is not reflected in this report.

9.

I am responsible for Section 16 (Mining and Mineral Processing Operations) of the report and collaborated with WGM colleagues on other sections, in particular the Summary and Conclusions and Recommendations sections.

Watts, Griffis and McOuat

10.

Neither I, nor any affiliated entity of mine, is at present, under an agreement, arrangement or understanding or expects to become, an insider, associate, affiliated entity or employee of Silver Wheaton Corp., or any associated or affiliated entities.  Neither I, nor any affiliated entity of mine own, directly or indirectly, nor expect to receive, any interest in the properties or securities of Silver Wheaton Corp.  I own 1,000 common shares of Goldcorp Inc. which is not material to this transaction.

11.

Neither I, nor any affiliated entity of mine, have earned the majority of our income during the preceding three years from Silver Wheaton Corp., or any associated or affiliated companies.

12.

I have read NI 43-101 and Form 43-101F1 and have prepared the technical report in compliance with NI 43-101 and Form 43-101F1; and have prepared the report in conformity with generally accepted Canadian mining industry practice, and as of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

signed and sealed by

" Ross MacFarlane "

Ross MacFarlane, B.Eng., P.Eng.

April 10, 2006

Watts, Griffis and McOuat

REFERENCES

Empresa Mineral Yauliyacu S.A., and Empresa Minera Los Quenuales S.A.

Undated

Various documents.

Empresa Mineral Yauliyacu S.A., and Matsag Peru S.A. Technical Services, Lima

Apr. 2000

Silver Evaluation for Yauliyacu Mine.

Empresa Minera Los Quenuales S.A. Unidad Minera Yauliya

Dec. 2005

Operational monthly report.

Dec. 2004

Operational monthly report.

Dec. 2003

Operational monthly report.

Dec. 2002

Operational monthly report.

Vector Perú S.A.C.

Jul. 2005

Especificaciones Técnicas. Revision O Revisión y Diseño Sistema de Decantación y sub-Drenaje Presa de Relaves Chichán Lima, Peru.

2005

Revisión y Diseño Sistema de Decantación y sub-Drenaje Presa de Relaves Chichán Lima, Peru.

Aug. 2004

Estudio de Estabilidad Presa de Relaves Chichán Revisión C.  Projecto No. 99.82.09.04.

Leicester University England

2000

The Silver Recovery Problem.  The Oxidation Process of the North Eastern sections of Yauliyacu Mine, Peru. m.Sc. Thesis by Chris Emerson.

Lehne & Ocharan

Apr. 2000

Mineragrafia Yauliyacu (IV) Serie de Muestras 3402-348. Resumen Información preliminar.

Watts, Griffis and McOuat

APPENDIX 1:
ALS CHEMEX ASSAY CERTIFICATES

Watts, Griffis and McOuat

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1
Phone: 604 984 0221 Fax: 604 984 0218 www.alschemex.com

To: **WATTS, GRIFFIS AND MCOUAT LIMITED**
400-8 KING ST E
TORONTO ON M5C 1B5

Page: 1
Finalized Date: 27-FEB-2006
Account: ADA

CERTIFICATE SD06012742

Project:
P.O. No.:
This report is for 2 Drill Core samples submitted to our lab in Sudbury, ON, Canada on 15-FEB-2006.

The following have access to data associated with this certificate:
VELASQUEZ SPRING

SAMPLE PREPARATION

ALS CODE	DESCRIPTION
WEI-21	Received Sample Weight
CRU-31	Fine crushing - 70% <2mm
SPL-21	Split sample - riffle splitter
PUL-31	Pulverize split to 85% <75 um
CRU-QC	Crushing QC Test
LOG-22	Sample login - Rcd w/o BarCode

ANALYTICAL PROCEDURES

ALS CODE	DESCRIPTION	INSTRUMENT
Ag-AA46	Ore grade Ag - aqua regia/AA	AAS
Cu-AA46	Ore grade Cu - aqua regia/AA	AAS
Pb-AA46	Ore grade Pb - aqua regia/AA	AAS
Zn-AA46	Ore grade Zn - aqua regia/AA	AAS

To: **WATTS, GRIFFIS AND MCOUAT LIMITED**
ATTN: VELASQUEZ SPRING
400-8 KING ST E
TORONTO ON M5C 1B5

This is the Final Report and supersedes any preliminary report with this certificate number. Results apply to samples as submitted. All pages of this report have been checked and approved for release.

Signature:

Watts, Griffis and McOuat

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Canada Ltd.
212 Brooksbank Avenue
North Vancouver BC V7J 2C1
Phone: 604 984 0221 Fax: 604 984 0218 www.alschemex.com

To: **WATTS, GRIFFIS AND MCOUAT LIMITED**
400-8 KING ST E
TORONTO ON M5C 1B5

Page: 2 - A
Total # Pages: 2 (A)
Finalized Date: 27-FEB-2006
Account: ADA

CERTIFICATE OF ANALYSIS SD06012742

Sample Description	Method / Analyte / Units / LOR	WEI-21	Ag-AA46	Cu-AA46	Pb-AA46	Zn-AA46
	Analyte	Recvd Wt.	Ag	Cu	Pb	Zn
	Units	kg	ppm	%	%	%
	LOR	0.02	1	0.01	0.01	0.01
B049209		0.59	357	0.53	3.38	5.09
B049210		0.46	115	0.52	0.70	16.95